SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2010

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to .
Commission file number 001-02979

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163
(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009
Notes to Financial Statements
Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010
Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2010
(b)	The following Exhibit is filed as part of this Annual Report on Form 11-K:
(23)      Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Wells Fargo & Company 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 and schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2010, are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
San Francisco, California
June 14, 2011

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets:
Investments at fair value (notes 3, 4, 5 and 6):
Wells Fargo ESOP Fund (note 3):
Company common stock
Allocated	$5,099,302,202	3,940,024,572
Unallocated	775	243
Company convertible preferred stock - unallocated	898,467,068	550,749,843

Short-term investments - allocated	91,483,712	76,888,431

	6,089,253,757	4,567,663,089

Wells Fargo Non-ESOP Fund (note 3):
Company common stock	222,007,928	—
Short-term investments	6,823,540	—

	228,831,468	—

Wells Fargo Stable Value Fund	3,677,991,983	2,099,339,622

Collective investment funds	4,345,071,335	1,764,093,950
Mutual funds	3,809,372,895	2,078,767,551
Multi-manager funds	3,100,679,158	1,343,888,501

Total investments at fair value	21,251,200,596	11,853,752,713

Notes receivable from participants	693,429,713	331,871,520
Employer match contribution receivable	23,236,998	27,290,399
Employer profit sharing contribution receivable	311,110,926	86,845,111
Other miscellaneous receivables	32,044	—
Pending trades due from broker	—	554,643
Accrued income	4,724	22,605

Total assets	22,279,015,001	12,300,336,991

Liabilities:
ESOP Notes payable – unallocated (notes 4 and 12)	(663,252,488)	(441,572,138)
Excess contributions and earnings payable (note 14)	(25,097)	(19,586,124)
Pending trades due to broker	—	(3,679,147)
Administrative expenses payable	—	(293,059)

Total liabilities	(663,277,585)	(465,130,468)

Net assets available for benefits before adjustment to contract value and due from plan merger	21,615,737,416	11,835,206,523

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(96,719,138)	(36,534,911)

Net assets available for benefits before plan transfer receivable	21,519,018,278	11,798,671,612

Plan transfer receivable from Wachovia Savings Plan (note 11)	—	6,694,404,565

Net assets available for benefits	$21,519,018,278	18,493,076,177

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009

	2010	2009

Investment income:
Net appreciation in fair value of investments (note 5)	$2,056,789,367	1,008,550,875
Dividends, net of pass-through dividends of $9,527,127 and $28,266,505, respectively	215,314,289	125,243,015
Interest	117,431,252	82,593,460

Total investment income	2,389,534,908	1,216,387,350

Contributions:
Employer	1,122,170,731	470,860,794
Participants, net of excess contributions of $21,651 and $15,838,861, respectively	1,143,013,434	624,689,658

Total contributions	2,265,184,165	1,095,550,452

Interest income from notes receivable from participants	36,282,052	23,059,523
Other income (note 9)	4,216,403	8,666

Total additions to plan assets	4,695,217,528	2,335,005,991

Benefits paid to participants	(1,633,218,693)	(659,302,211)
ESOP interest expense	(36,056,734)	(26,011,975)
Administrative expenses	—	(4,151,118)

Total deductions to plan assets	(1,669,275,427)	(689,465,304)

Net increase before transfers from other plans	3,025,942,101	1,645,540,687
Transfers from other plans (note 11)	—	6,698,037,768

Net increase	3,025,942,101	8,343,578,455

Net assets available for benefits:
Beginning of year	18,493,076,177	10,149,497,722

End of year	$21,519,018,278	18,493,076,177

See accompanying notes to financial statements.

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(1)	Description of Plan

The following description of the Wells Fargo & Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document as amended for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a 401(k) feature sponsored by the Company. The portion of the Plan invested in company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S. based employees are participating employers in the Plan during 2010. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees become eligible to make salary deferral contributions (before-tax and Roth) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service subject to other eligibility requirements. Employees are also eligible to receive discretionary profit sharing contributions if made by the Company after completion of one year of vesting service and satisfaction of other eligibility requirements.

Effective January 1, 2010, the Plan was amended to constitute a “ safe harbor 401(k) plan” under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have had at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC section 401(k).

The Plan is administered by the Plan Administrator, and the investment funds offered under the Plan are selected by a committee (the Employee Benefit Review Committee) whose members prior to February 1, 2011 were appointed by the Human Resources Committee of the Board of Directors of the Company. Effective February 1, 2011, the members of the Employee Benefit Review Committee will be appointed by the Company’s Chief Administrative Officer and Director of Human Resources. The assets of the Plan are held and invested by Wells Fargo Bank, N.A. (the Trustee), which is a wholly owned subsidiary of the Company.

(b)	Contributions and Vesting

Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ certified compensation. Participants age 50 or older can make before tax and/or Roth catch-up salary deferral contributions each year in accordance with limits set by the Internal Revenue Service (IRS). Such contributions are generally made on an unmatched basis. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Company’s common stock. Effective January 1, 2010, all actively employed participants in the Plan become 100% vested in their employer matching contributions. Employer matching contributions made on or after January 1, 2010 will be 100% vested at all times. Prior to

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
January 1, 2010, participants become vested in the employer matching contribution at 25% per year and are fully vested after four years of service.

The Company may make a discretionary profit sharing contribution to the Plan for a year which is allocated to eligible participants. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible Participant (not to exceed 4% of certified compensation). The contribution is automatically invested in the Company’s common stock and becomes 100% vested after three years of service. For the years ended December 31, 2010 and 2009, the Company made a $311,110,926 and $86,845,111 discretionary profit sharing contribution, respectively.

The Company may make discretionary share award contributions to the Plan for a year which is allocated to eligible participants. If a contribution is made for a particular year, the Company will determine the percent of certified compensation to be contributed and the maximum dollar amount for each eligible participant (not to exceed $750.00). The contribution is automatically invested in the Company’s common stock. Participants become vested in the discretionary share award contributions at 25% per year and fully vested after four years of service. For the years ended December 31, 2010 and 2009, there were no discretionary share award contributions.

Eligible participants may also elect to rollover distributions from a former employer’s qualified retirement plan to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contribution, the Company’s matching contributions, any discretionary Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	ESOP Plan Notes

As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2010, the Plan borrowed money from the Company to buy company preferred stock (note 12). The Plan did not borrow money from the Company or any outside lenders to buy Company common or preferred stock during 2009.

(e)	Payment of Benefits and Forfeitures

On termination of employment, a participant may elect to receive his or her vested account balance as a lump sum or as a partial lump sum. Effective January 1, 2010, the Plan no longer provides installment payments. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash. However, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination.

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

While employed, a participant may make withdrawals from his or her account (as allowed under IRS regulations) subject to certain restrictions as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the withdrawal be disbursed in the form of shares of the Company’s common stock with the value of fractional shares paid in cash.

When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer matching contributions were approximately $5,066,000, and $7,310,000 for the years ended December 31, 2010 and 2009, respectively. In accordance with the plan amendment effective January 1, 2009, in December 2009, all non-vested balances for a participant with a termination date prior to January 1, 2010, were forfeited. The unallocated forfeiture account balance was approximately $11,815,000 and $12,349,000 for the years ended December 31, 2010 and 2009, respectively.

(f)	Notes Receivable from Participants

Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2010, interest rates ranged from 3.0% to 16.0% and loans mature through February 18, 2033.

Upon termination of employment or death, loans must be repaid within 90 days, or a taxable distribution will be declared. Other loan provisions may apply as defined by the plan document.

(g)	ESOP

The Plan purchases company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).

Participants in the Plan may elect to have cash dividends from company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Plan or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.

Certain participants in the Plan are not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants are automatically invested in the Company common stock in the Wells Fargo Non-ESOP Fund. Dividends on common stock held in the Wells Fargo Non-ESOP Fund are reinvested in the Plan within the Wells Fargo Non-ESOP Fund.

(h)	Investment Options

Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 23 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Target Date Fund. Participants may change their deferral percentage or investment direction at any time.

Employer contributions are automatically invested in Company common stock. Shares of company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Company common stock at any time and reinvest in any of the other investment funds. Effective October 12, 2009, all Company common stock is held in the Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund under the Plan.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Master Savings Trust

Under the terms of a trust agreement between the Company, the Trustee, and the Plan, the Trustee manages a master trust fund (the Trust) on behalf of the Plan. The Trust consists solely of the Plan’s assets and the Company has elected the financial statement presentation format, which presents the Plan’s assets as if they were not part of a Master Trust.

As of December 31, 2010, the Trust is composed of the following 24 investment funds: Stable Value Fund, Bond Index Fund, Dow Jones Target Today Fund, Dow Jones Target 2010 Fund, Dow Jones Target 2015 Fund, Dow Jones Target 2020 Fund, Dow Jones Target 2025 Fund, Dow Jones Target 2030 Fund, Dow Jones Target 2035 Fund, Dow Jones Target 2040 Fund, Dow Jones Target 2045 Fund, Dow Jones Target 2050 Fund, Large Cap Value Fund, S&P 500 Index Fund, Large Cap Growth Fund, S&P Mid Cap Index Fund, Russell Small Cap Fund, Small Cap Fund, International Index Fund, EuroPacific Growth Fund, Emerging Markets Equity Fund, NASDAQ 100 Index Fund, Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund. Under the terms of the Trust agreement, the Trustee maintains custody of the 24 funds on behalf of the Plan.

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
(c)	Administrative Expenses

All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees which are netted against investment returns. Prior to 2010, a portion of the recordkeeping fees and certain administrative expenses related to third-party service providers were paid by the Plan.

(d)	New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010, with early adoption permitted. The guidance is applied retrospectively to all periods presented. The Plan adopted this guidance as of January 1, 2010, and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which amends the disclosure requirements for fair value measurements. Companies are now required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, whereas the previous rules only required the disclosure of transfers in and out of Level 3. Additionally, in the roll forward of Level 3 activity, companies must present information on purchases, sales, issuances, and settlements on a gross basis rather than on a net basis. ASU 2010-06 also clarifies that fair value measurement disclosures should be presented for each class of assets and liabilities. A class is typically a subset of a line item in the statement of financial position. Companies should also provide information about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring instruments classified as either Level 2 or Level 3. The Plan adopted this guidance, except for the new requirement related to the Level 3 roll forward. Gross presentation in the Level 3 roll forward is effective for the Plan in 2011. The Plan’s adoption of ASU 2010-06 did not affect the Statement of Net Assets Available for Benefits or the Statement of Changes Net Assets Available for Benefits since it amends only the disclosure requirements for fair value measurements. See note 6 for information and related disclosures regarding fair value measurements.

(e)	Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 6 for discussion on fair value measurements.

Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

As of December 31, 2010 and 2009, the Plan owns approximately 3.26% and 2.78%, respectively, of the outstanding common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owns 764,581 shares and 475,241 shares of convertible preferred stock of the Company with a fair value of approximately $898 million and $551 million as of December 31, 2010 and 2009, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.

On March 26, 2010, the Plan purchased 1,000,000 shares of 2010 ESOP cumulative convertible preferred stock from the Company for $1,080 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,183 per share as of December 31, 2010, with cumulative dividends payable quarterly at an initial annual rate of 9.50%. The note bears interest at 3.00% and is due in 2020.

The Plan did not enter into an ESOP loan with the Company or any outside entity during 2009.

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

(g)	Reporting of Fully Benefit-Responsive Contracts

FASB Accounting Standards Codification (ASC) 946-210-45 and 946-210-50 requires fully benefit-responsive investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(h)	Guaranteed Investment Contracts and Security-Backed Contracts
(i)	Description

The Stable Value Fund (the Fund) primarily invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions. The Fund also invests in Stable Return Fund G, which has an investment objective similar to that of the Fund, and Short Term Investment Fund G, which invests in highly liquid assets. The Fund uses these investments for daily liquidity needs.

GICs are backed by the general account of the contract issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued
(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The interest crediting rate of a security-backed contract is based on the contract value, and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value. No payments related to the security backed contracts were made during the year ended December 31, 2010.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of the issuer is evaluated and monitored by the Plan’s investment advisor. The Plan’s policy is to require that the issuers of each investment contract have at least an “A-” rating at the time the contracts are entered into and all underlying securities are at least investment grade at the time of purchase. Issuers are subject to stringent credit analysis consisting of, but not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability.

(ii)	Variables that Impact Future Crediting Rates

The primary variables impacting the future crediting rates of security-backed contracts include:
•	the current yield of the assets underlying the contract;

•	the duration of the assets underlying the contract; and

•	the existing difference between the fair value and contract value of the assets within the contract.

Most GICs provide a fixed-rate of interest over the term to maturity and, therefore, do not experience fluctuating crediting rates. As of December 31, 2010, the Fund also held one GIC that provides an adjustable rate of interest, which is based on the three-month LIBOR.

(iii)	Crediting Rate Calculation Methodology

The Fund uses the following compound crediting rate formula for security-backed contracts:

CR = [(FV/CV(1/D))*(1+Y)]-1, where:

CR = gross crediting rate
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WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
FV = fair value of underlying portfolio

CV = contract value

D = weighted average duration of the underlying portfolio

Y = annualized weighted average yield to maturity of the underlying portfolio

The net crediting rate reflects fees paid to security-backed contract issuers.
(iv)	Basis and Frequency of Determining Contract Crediting Rates

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset.

(v)	Minimum Crediting Rates

Security-backed contracts cannot have a crediting interest rate that is less than zero percent.

(vi)	Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then-current market rates.

(vii)	Valuation of Investments

GICs issued by insurance companies and other financial institutions at fixed rates are carried at contract value. The contract value represents contributions made under the contract less any participant-directed withdrawals plus accrued interest, which has not been received from the issuer. Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semiannually, using end-of-period data. The interest rate disclosed on the supplemental schedule of assets (held at end of year) represents the rate in effect on December 31, 2010. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets held. The collective trust fund and short-term investment fund investments

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.

The fair value of a GIC is based on the present value of future cash flows using the current discount rate. The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. See note 6 for additional discussion on fair value measurements.

(viii)	Withdrawal and Termination Provisions

All GICs and security-backed contracts held by the Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Fund may elect to convert such termination to an amortization election as described below. In addition, if the Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Fund will receive the fair value as of the date of termination.

Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Plan’s structure or administration;
(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009
•	complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.
At this time, the Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

(ix)	Investment Transactions and Interest Income

Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.

(x)	Unit Issues, Redemptions, Distributions

In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Fund. Units of the Fund are issued and redeemed at the current net asset value.

(xi)	Average Yields

The average yield for the investment contracts based on actual earnings at December 31, 2010 and 2009 was 2.44% and 3.40%, respectively. This represents the annualized earnings of all investments in the Fund divided by the fair value of all investments in the Fund at December 31, 2010 and December 31, 2009, respectively.

The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2010 and 2009 was 3.21% and 4.11%, respectively. This represents the annualized earnings credited to participants in the Fund divided by the fair value of all investments in the Fund at December 31, 2010 and 2009, respectively.

(xii)	Securities Purchased on a Forward-Commitment Basis

Delivery and payment for securities that have been purchased by the portfolios underlying the security-backed contracts of the Fund on a when-issued or other forward-commitment basis
(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the portfolios underlying the security-backed contracts if the Fund makes such purchases while remaining substantially fully invested.

In connection with its ability to purchase securities on a forward-commitment basis, the Fund may enter into mortgage dollar rolls in which the Fund sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date at a lower purchase price relative to the current market. These price reductions are included within realized gains and losses.

(xiii)	Securities Sold on a Forward-Commitment Basis

The portfolios underlying the security-backed contracts of the Fund may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, is used to satisfy the commitment.

Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked-to-market” like other securities in the Fund, and the change in fair value is recorded by the portfolios underlying the security-backed contracts as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolio realizes a gain or loss. If the underlying portfolio delivers securities under the commitment, the underlying portfolio realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.

(xiv)	Futures Transactions

The Fund may use futures contracts to gain or to hedge against broad market, interest rate or currency exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security-backed contracts of the Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.

Upon entering into a futures contract, the Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Fund each day. The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

contract is closed or expires. With futures, there is minimal counterparty risk to the Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.

(xv)	Interest Rate Swap Transactions

To preserve a return or spread on a particular investment underlying a security-backed contract, to create synthetic adjustable-rate mortgage securities, or for other nonspeculative purposes, the Fund may enter into various hedging transactions, such as interest rate swaps. Interest rate swaps involve the exchange of commitments to pay or receive interest, for example an exchange of floating-rate payments for fixed-rate payments. The underlying portfolio records the amount of interest accrued due to or owed by the Fund according to the payment terms of the interest rate swap as an increase or decrease in realized gains or losses. The Fund may also buy or write options to enter into an interest rate swap at a future date (swaption). The Fund may engage the security-backed contract issuer as the counterparty to the interest rate swap transaction.

If forecasts of interest rates and other market factors are incorrect, the Fund’s investment performance will diminish compared to what performance would have been if these investment techniques were not used. Even if the forecasts are correct, there is the risk that the positions may correlate imperfectly with the asset or liability being hedged. Other risks of entering into these transactions are that a liquid secondary market may not always exist or that the counterparty to a transaction may not fulfill the required commitments.

Interest rate swaps are valued and recorded by the Fund in the form of unrealized appreciation or depreciation. The Fund will realize a gain or loss when the interest rate swap expires or closes. The Fund records as an increase or decrease to realized gains (losses), the amounts paid or received by the Fund according to the payment terms of the interest rate swap. Interest rate swaps are valued based on prices quoted by independent brokers. Positions for which quotations are not readily available are valued at fair value as determined by the Investment Advisor. These valuations represent the net present value of all future cash settlement amounts based on the implied forward interest rates.

(xvi)	Credit Default Swap Transactions

The Fund may enter into credit default swap transactions as an investment strategy in the portfolios underlying the security-backed contracts to either add or reduce credit risk to an individual issuer or to a basket of issuers without purchasing or selling cash bonds. The buyer in a credit default contract is obligated to pay the seller a periodic stream of payments over the term of the contract provided no event of default has occurred. In the event of default, the seller must pay the buyer the par value (full notional value) of the reference obligation in exchange for the reference obligation. The Fund may be either the buyer or seller in such transactions. If the Fund is a buyer and no event of default occurs, the Fund loses its investment and recovers nothing. However, if an event of default occurs, the buyer receives full notional value for the reference obligation that may have little or no value. As a seller of a credit default swap, the Fund receives a fixed rate of income throughout the term of the contract, provided there is no default event. If an event of default occurs, the seller must pay

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

the notional value of the reference obligation. The value of the reference obligation received by the seller, coupled with the periodic payments previously received may be less than the full notional value it pays to the buyer, resulting in a loss of value to the Fund. Credit default swaps involve greater risks than if the Fund had invested in the reference obligation directly. In addition to general market risks, credit default swaps are subject to illiquidity, counterparty risk, and credit risk. In the event of default by the counterparty, the Fund may recover amounts paid under the agreement either partially or in total by offsetting any payables and/or receivables with collateral held or pledged.

If the Fund is a seller of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) pay to the buyer of protection an amount equal to the notional amount of the swap and take delivery of the referenced obligation, other deliverable obligations or underlying securities comprising the referenced index or (ii) pay a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index. If the Fund is a buyer of protection and a credit event occurs, as defined under the terms of that particular swap agreement, the Fund will either (i) receive from the seller of protection an amount equal to the notional amount of the swap and deliver the referenced obligation, other deliverable obligations or underlying securities comprising the referenced index or (ii) receive a net settlement amount in the form of cash or securities equal to the notional amount of the swap less the recovery value of the referenced obligation or underlying securities comprising the referenced index. Recovery values are assumed by market makers considering either industry standard recovery rates or entity specific factors and considerations until a credit event occurs. If a credit event has occurred, the recovery value is determined by a facilitated auction whereby a minimum number of allowable broker bids, together with a specified valuation method, are used to calculate the settlement value.

The Fund is party to International Swap Dealers Association, Inc. Master Agreements (ISDA Master Agreements) with select counterparties that govern transactions, such as over-the-counter swap contracts, entered into by the Fund and those counterparties. The ISDA Mater Agreements maintain provisions for general obligations, representations, agreements, collateral and events of default or termination. Events of termination include conditions that may entitle counterparties to elect to terminate early and cause settlement of all outstanding transactions under the applicable ISDA Master Agreement. Any election by the counterparty to early terminate may impact the amounts reported in the financial statements. As of December 31, 2010, no early termination triggers have been met and invoked by the counterparties.

(xvii)	Expenses

The Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant-directed withdrawals. Investment management fees are not charged directly to the Fund.

(i)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(j)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

(k)	Payment of Benefits

Benefits are recorded when paid.

(l)	Excess Contributions and Earnings Payable

Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2010 and 2009, $25,097 and $19,586,124, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

(m)	Reclassifications

Certain amounts in 2009 were reclassified to conform with the presentation in 2010. The reclassification had no impact to the statement of net assets available for benefits.
(3)	Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund

Prior to October 12, 2009, the Plan offered two Wells Fargo stock funds (the Wells Fargo ESOP Fund and the Wells Fargo Stock Fund). Effective October 12, 2009, the Wells Fargo Stock Fund merged into the Wells Fargo ESOP Fund. The Plan added the Wells Fargo Non-ESOP Fund on January 1, 2010 upon the merger of the Wachovia Savings Plan (Savings Plan) into the Plan for participants that are not eligible to participate in the Wells Fargo ESOP Fund. Participants can elect to diversify out of the Wells Fargo ESOP Fund and the Wells Fargo Non-ESOP Fund to the other Plan investment funds at any time.

The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).

Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of Plan participants and beneficiaries.

Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5.00, or (iii) the participant is deceased. Participants may not elect to have dividends on their vested accounts in the Wells Fargo Non-ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non-ESOP Fund are reinvested in the Plan within the Wells Fargo Non-ESOP Fund.

The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.

In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. No such reclassification occurred in 2010 and 2009.

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(4)	Shares and Investments Not Directed by Participants

Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2010 and 2009 is presented in the following tables.

	2010	2009
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company common stock	$775	243
Company convertible preferred stock	898,467,068	550,749,843

Total investments	898,467,843	550,750,086
Accrued interest income	4,269	2,772

Total assets	898,472,112	550,752,858

Liabilities:
Notes payable	(663,252,488)	(441,572,138)

Total liabilities	(663,252,488)	(441,572,138)

Net assets available for benefits	$235,219,624	109,180,720

Company common shares:
Number of shares	25	9
Cost	$649	252
Fair value	$775	243
Company convertible preferred shares:
Number of shares	764,581	475,241
Cost	$820,494,778	507,088,243
Estimated fair value	$898,467,068	550,749,843
(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

	2010	2009
	ESOP	ESOP
	Unallocated	Unallocated

Contributions	$831,426,186	60,551,304
Net (depreciation) appreciation	(20,171,567)	15,451,118
Dividend income	75,840,583	51,103,818
Interest income	23,603	38,538
Notes payable interest expense	(36,056,734)	(26,011,975)
Release of common stock 26,047,961 and 5,708,565 shares for 2010 and 2009, respectively	(717,608,526)	(127,427,718)
Transfer in of Wachovia Savings Plan ESOP	(20,192,980)	—
Transfer from other funds	12,778,339	27,227,379

Increase in net assets	126,038,904	932,464

Net assets:
Beginning of year	109,180,720	108,248,256

End of year	$235,219,624	109,180,720

(5)	Investments
The following represents the Plan’s investments as of December 31, 2010 and 2009. Individual investments which represent 5% of net assets available for benefits are separately identified (†):

	2010	2009
Assets:
Wells Fargo ESOP Fund †:
Company common stock*
Allocated	$5,099,302,202	3,940,024,572
Unallocated	775	243
Company convertible preferred stock - unallocated*	898,467,068	550,749,843
Short-term investments - allocated*	91,483,712	76,888,431

Total ESOP Fund	6,089,253,757	4,567,663,089

Wells Fargo Non-ESOP Fund :
Company common stock*	222,007,928	—
Short-term investments*	6,823,540	—

Total Non-ESOP Fund	228,831,468	—

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

	2010	2009
Wells Fargo Stable Value Fund*†:
Investment contracts	$112,609,400	12,277,369

Security-backed contracts:
Underlying securities of security-backed contracts	3,046,080,450	1,758,672,340
Receivable for investment securities sold	7,235,907	6,916,000
Pending trades	259,797	1,949,605
Accrued interest receivable	9,919,002	12,318,530
Deposit with brokers for future transactions	286,500	534,735
Receivable for investment payments due	935,012	956,890
Wrapper contract at fair market value	6,410,439	1,365,577
Cash	8,235	—
Payable for investment securities purchased	(6,951,000)	(6,951,000)
Wrapper contract fee payable	(974,198)	(550,633)
Variation margin payable	(6,094)	(103,319)
Payable for securities purchased on a forward commitment	(24,426,025)	(22,090,553)

Total security-backed contracts	3,038,778,025	1,753,018,172

Collective Investment Funds:
Wells Fargo Stable Return Fund G	324,662,123	203,974,831
Wells Fargo STIF G	201,942,435	130,069,250

Total collective investment funds	526,604,558	334,044,081

Total Wells Fargo Stable Value Fund	3,677,991,983	2,099,339,622

Multi-manager funds:
Wells Fargo Large Cap Value Fund:
Wells Fargo Advantage Intrinsic Value Class mutual fund*	423,975,268	193,220,311
Dodge & Cox Stock mutual fund	449,648,978	198,740,490
MFS Large Cap Value collective investment fund	430,769,537	192,380,472

Total Wells Fargo Large Cap Value Fund	1,304,393,783	584,341,273

Wells Fargo Large Cap Growth Fund:
Wells Fargo Advantage Capital Growth mutual fund*	290,576,932	134,948,033
Neuberger Berman Large Cap Disciplined Growth collective investment fund	277,902,127	133,275,265
T Rowe Price Blue Chip Growth collective investment fund	296,118,896	138,621,006

Total Wells Fargo Large Cap Growth Fund	864,597,955	406,844,304

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

	2010	2009
Wells Fargo Small Cap Fund:
Wells Fargo Small Cap Growth mutual fund*	$152,397,672	58,775,286
Advisory Research Small Cap collective investment fund	152,295,007	55,794,354
SSGA Russell Small Cap Index Non Lending collective investment fund	320,467,072	120,874,565
Wellington Select Small Cap Growth collective investment fund	151,695,606	59,184,920
Wellington Small Cap Value collective investment fund	154,832,063	58,073,799

Total Wells Fargo Small Cap Fund*	931,687,420	352,702,924

Total multi-manager funds	3,100,679,158	1,343,888,501

Collective investment funds:
US Bond Index Fund	931,678,891	483,453,704
S&P 500 Index Fund†	1,549,811,307	760,328,279
S&P MidCap Index Fund	862,933,561	232,898,977
Russell Small Cap Fund	96,653,230	10,492,182
Emerging Markets Fund	483,042,145	41,947,200
International Index Fund	89,665,584	21,993,293
NASDAQ 100 Fund	331,286,617	212,980,315

Total collective investment funds	4,345,071,335	1,764,093,950

Mutual funds:
EuroPacific Growth Fund†	1,340,829,841	770,234,685
WF Advantage Dow Jones Target Today*	140,626,860	110,672,680
WF Advantage Dow Jones Target 2010*	75,359,572	45,344,276
WF Advantage Dow Jones Target 2015*	186,910,171	114,215,906
WF Advantage Dow Jones Target 2020*	230,929,206	106,175,127
WF Advantage Dow Jones Target 2025*	953,160,855	403,228,579
WF Advantage Dow Jones Target 2030*	199,499,933	86,209,615
WF Advantage Dow Jones Target 2035*	144,237,947	80,318,579
WF Advantage Dow Jones Target 2040*	136,302,788	59,162,242
WF Advantage Dow Jones Target 2045*	32,785,905	1,698,742
WF Advantage Dow Jones Target 2050*	368,729,817	301,507,120

Total mutual funds	3,809,372,895	2,078,767,551

Total investments of fair value	21,251,200,596	11,853,752,713

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

	2010	2009

Adjustments from fair value to contract value for fully benefit-responsive investment contracts held in the Stable Value Fund:
Investment contracts	$(3,235,035)	4,220
Security-backed contracts	(89,137,006)	(36,279,512)
Collective investment funds	(4,347,097)	(259,619)

Total adjustment from fair value to contract value	(96,719,138)	(36,534,911)

Total investments as adjusted	$21,154,481,458	11,817,217,802

* Represents related-party and party-in-interest (note 9)
During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,056,789,367 and $1,008,550,875, respectively, as summarized below:

	2010	2009

Net appreciation (depreciation) in fair value of investments:
Wells Fargo ESOP Fund:
Company common stock - allocated	$695,135,382	(73,375,963)
Company common stock - unallocated	841,441	—
Company convertible preferred stock - unallocated	(21,013,008)	15,451,118
Wells Fargo Non-ESOP Fund:
Company common stock - allocated	27,993,867	—
Multi-manager funds	456,911,021	55,963,315
Collective investment funds	583,567,989	340,232,157
Mutual funds	313,352,675	670,280,248

	$2,056,789,367	1,008,550,875

(6)	Fair Value Measurements

In accordance with the Fair Value Measurements and Disclosures topic of the FASB ASC, assets and liabilities are measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

•
Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Investments in mutual funds are valued at fair value based upon quoted prices in an active market.

Investments in collective investment funds are valued at NAV as a practical expedient for fair value. The NAV is based on the value of the underlying investments which are traded on an active market. The Plan does not have any collective investment funds with unfunded commitments or with any redemption restrictions.

Investments in multi-manager funds are valued at fair value based upon the value of the underlying funds, which include publicly traded mutual funds and collective investment funds, as described above.

Investments in the Company’s common stock are valued at quoted market values.

Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.

The Wells Fargo ESOP Fund and Wells Fargo Non-ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short-term investments are investments in collective investment funds.

As described in (2)(h)(vii), the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.

The fair values of the security-backed contracts are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security-backed contracts are similar to positions in investment funds, as the security-backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and December 31, 2009, respectively:

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds
Domestic large-cap stocks	$335,651,115	—	—	335,651,115
Domestic mid-cap stocks	334,961,217	—	—	334,961,217
Domestic small-cap stocks	338,646,653	—	—	338,646,653
Emerging markets stocks	169,098,983	—	—	169,098,983
International stocks	1,681,197,045	—	—	1,681,197,045
Domestic intermediate core fixed income	853,742,950	—	—	853,742,950
Short term investments	96,074,932	—	—	96,074,932

Total mutual funds	3,809,372,895	—	—	3,809,372,895

Collective investment funds
Domestic large-cap stocks	—	1,881,097,924	—	1,881,097,924
Domestic mid-cap stocks	—	862,933,561	—	862,933,561
Domestic small-cap stocks	—	96,653,230	—	96,653,230
Emerging markets stocks	—	483,042,145	—	483,042,145
International stocks	—	89,665,584	—	89,665,584
Domestic intermediate core fixed income	—	931,678,891	—	931,678,891

Total collective investment funds	—	4,345,071,335	—	4,345,071,335

Multi-manager funds
Domestic large-cap stocks	1,164,201,178	1,004,790,560	—	2,168,991,738
Domestic small-cap stocks	152,397,672	779,289,748	—	931,687,420

	1,316,598,850	1,784,080,308	—	3,100,679,158

Company common stock	5,321,310,905	—	—	5,321,310,905
Company convertible preferred stock	—	—	898,467,068	898,467,068
Short term investments	—	98,307,252	—	98,307,252
Wells Fargo Stable Value fund	—	3,677,991,983	—	3,677,991,983

Total investments	$10,447,282,650	9,905,450,878	898,467,068	21,251,200,596

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds
Domestic large-cap stocks	$178,805,391	—	—	178,805,391
Domestic mid-cap stocks	185,385,807	—	—	185,385,807
Domestic small-cap stocks	189,283,274	—	—	189,283,274
Emerging markets stocks	91,325,169	—	—	91,325,169
International stocks	948,861,672	—	—	948,861,672
Domestic intermediate core fixed income	432,455,891	—	—	432,455,891
Short term investments	52,650,347	—	—	52,650,347

Total mutual funds	2,078,767,551	—	—	2,078,767,551

Collective investment funds
Domestic large-cap stocks	—	973,308,594	—	973,308,594
Domestic mid-cap stocks	—	232,898,977	—	232,898,977
Domestic small-cap stocks	—	10,492,182	—	10,492,182
Emerging markets stocks	—	41,947,200	—	41,947,200
International stocks	—	21,993,293	—	21,993,293
Domestic intermediate core fixed income	—	483,453,704	—	483,453,704

Total collective investment funds	—	1,764,093,950	—	1,764,093,950

Multi-manager funds
Domestic large-cap stocks	526,908,834	464,276,743	—	991,185,577
Domestic small-cap stocks	58,775,286	293,927,638	—	352,702,924

	585,684,120	758,204,381	—	1,343,888,501

Company common stock	3,940,024,815	—	—	3,940,024,815
Company convertible preferred stock	—	—	550,749,843	550,749,843
Short term investments	—	76,888,431	—	76,888,431
Wells Fargo Stable Value fund	—	2,099,339,622	—	2,099,339,622

Total investments	$6,604,476,486	4,698,526,384	550,749,843	11,853,752,713

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets:

Company convertible
preferred stock
Balance, December 31, 2008	$662,711,748
Realized gains (losses)	(12,787,674)
Unrealized gains (losses) relating to instruments still held at the reporting date	28,238,987
Purchases, sales, issuances and settlements (net)	(127,413,218)

Balance, December 31, 2009	550,749,843
Realized gains (losses)	(57,978,600)
Unrealized gains (losses) relating to instruments still held at the reporting date	36,965,592
Purchases, sales, issuances and settlements (net)	368,730,233

Balance, December 31, 2010	$898,467,068

(7)	Concentration of Investments

The Plan’s investment in shares of the Company’s common and preferred stock aggregate 29.27% and 37.88% of total investments as of December 31, 2010 and 2009, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $30.99 as of December 31, 2010 and $26.90 as of June 13, 2011.

(8)	Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. The Plan may also purchase forward contracts on foreign currency as protection against changes in exchange rates. Such contracts are reported at fair value based on current exchange rates. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off-balance-sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.

The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2010 and 2009:

	2010		2009
	Notional	Unrealized	Notional	Unrealized
	amount	(loss)	amount	gain

Future contracts	$28,497,270	(14,309)	86,583,588	1,465,611
Net realized (losses) gains on futures for the year ended December 31, 2010 and 2009 were ($344,806) and $2,646,975, respectively.
(9)	Related-Party Transactions

Substantially all of the Plan’s investment funds are managed by the Trustee and a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

During 2010, the Plan purchased company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.

The Evergreen Ultra Short Opportunities Fund (the “Ultra Short Fund”) was an investment held by the Stable Fund of the Savings Plan during 2007 and a portion of 2008. On June 19, 2008, following a decline in the net asset value of the Ultra Short Fund, the Board of Trustees of the Ultra Short Fund approved a plan to liquidate the Ultra Short Fund at $7.48 per share and the Ultra Short Fund was liquidated at that price. On June 26, 2008, Wachovia Corporation, sponsor of the Savings Plan, contributed $12.3 million to the Savings Plan, which was intended to offset the effect of the diminution in value of the Stable Fund in part related to the Stable Fund’s investment in the Ultra Short Fund from May 31, 2008 to June 18, 2008. On June 8, 2009, certain Evergreen entities entered into a settlement with the Securities and Exchange Commission and the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts relating to their investigations of matters concerning, among other things, the valuation of the Ultra Short Fund. As part of the settlements, Evergreen was required to distribute up to $40.125 million to eligible former shareholders of the Ultra Short Fund, pursuant to a methodology set forth in the settlement and approved by the regulators. During 2010, the Plan received $3,975,418 in settlement proceeds as a result of the merger of the Savings Plan into the Plan on December 31, 2009. The settlement proceeds were then allocated to the eligible former Savings Plan participants who had invested in the

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

Stable Fund under the Savings Plan. This amount is included in other income of the accompanying statement of changes in net assets available for benefits.
(10)	Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated June 21, 2006, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Department of Labor concluded its audit of Plan Years 2006, 2007 and 2008 and issued a closing letter that did not require any changes in the operation of the Plan.
(11)	Plan Mergers
The following plans have merged into the Plan during the year ended December 31, 2009:

Effective date	Plan name
	2009	Amount
January 1, 2009	Century Bank, N.A. Retirement Savings Plan	$3,633,203
December 31, 2009	Wachovia Savings Plan	6,694,404,565

		$6,698,037,768

There was no merger activity for the Plan during 2010.
(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(12)	Notes Payable
Notes payable as of December 31 were:

	2010	2009
5.65% 2001 ESOP Convertible Preferred Stock Note, due March 2011	$—	3,526,657
5.25% 2002 ESOP Convertible Preferred Stock Note, due March 2012	3,692,962	12,816,497
3.50% 2003 ESOP Convertible Preferred Stock Note, due March 2013	14,561,397	22,981,530
3.50% 2004 ESOP Convertible Preferred Stock Note, due March 2014	28,729,591	39,025,745
4.75% 2005 ESOP Convertible Preferred Stock Note, due March 2015	43,635,853	55,155,198
5.75% 2006 ESOP Convertible Preferred Stock Note, due March 2016	62,759,693	76,343,069
5.75% 2007 ESOP Convertible Preferred Stock Note, due March 2017	88,803,580	104,457,680
4.50% 2008 ESOP Convertible Preferred Stock Note, due March 2018	110,935,532	127,265,762
3.00% 2010 ESOP Convertible Preferred Stock Note, due March 2020	310,133,880	—

	$663,252,488	441,572,138

Maturities of notes payable are as follows:

Year ending December 31:
2011	$32,223,390
2012	115,905,798
2013	107,429,707
2014	96,344,574
2015	87,500,641
Thereafter	223,848,378

$663,252,488

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2020. The estimated fair market value of the notes as of December 31, 2010 and 2009 was approximately $670 million and $469 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(13)	Plan Termination

Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.

(14)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2010	2009

Participant contributions per the financial statements	$1,143,013,434	624,689,658
Excess contributions to be refunded	21,651	15,838,861

Participant contributions per the Form 5500	$1,143,035,085	640,528,519

Interest income per the financial statements	$117,431,252	82,593,460
Interest income from notes receivable from participants per the financial statements	36,282,052	23,059,523
Income on excess contributions to be refunded	3,446	3,747,263

Interest income per the Form 5500	$153,716,750	109,400,246

(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(15)	Subsequent Events
In accordance with ASC 855, Subsequent Events, the Plan has evaluated events that have occurred subsequent to period end December 31, 2010.
(a)	Purchase of Company Stock

Subsequent to December 31, 2010, the Plan purchased 1,200,000 shares of Company preferred stock from the Company for $1,302 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 2.5% and is due March 17, 2021.

(b)	Plan Merger

The following plan was merged or will be merged into the Plan subsequent to year-end as follows:

		Approximate
Effective date	Plan name	Amount
April 1, 2011	Britt/Paulk Insurance Agency, Inc. 401(k) Profit Sharing Plan	$540,838

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
*	Participant loans	134,691 Participant loans, interest rates ranging from 3.0% to 16.00%, maturing at various dates through

		February 18, 2033	N/A	N/A	$693,429,713

	US Bond Index Fund	Collective investment fund	82,471,354	(1)	931,678,891
	S&P 500 Index Fund	Collective investment fund	73,169,884	(1)	1,549,811,307
	S&P MidCap Index Fund	Collective investment fund	55,562,009	(1)	862,933,561
	Russell Small Cap Fund	Collective investment fund	7,046,751	(1)	96,653,230
	Emerging Market Fund	Collective investment fund	28,165,723	(1)	483,042,145
	International Index Fund	Collective investment fund	5,859,347	(1)	89,665,584
	NASDAQ 100-Index Fund	Collective investment fund	25,463,998	(1)	331,286,617

					4,345,071,335

	The America Funds Group EuroPacific Growth Fund	Mutual fund	32,410,680	(1)	1,340,829,841
*	WF Advantage Dow Jones Target Today	Mutual fund	13,192,013	(1)	140,626,860
*	WF Advantage Dow Jones Target 2010	Mutual fund	5,887,467	(1)	75,359,572
*	WF Advantage Dow Jones Target 2015	Mutual fund	19,389,022	(1)	186,910,171
*	WF Advantage Dow Jones Target 2020	Mutual fund	16,637,551	(1)	230,929,206
*	WF Advantage Dow Jones Target 2025	Mutual fund	100,121,939	(1)	953,160,855
*	WF Advantage Dow Jones Target 2030	Mutual fund	13,768,111	(1)	199,499,933
*	WF Advantage Dow Jones Target 2035	Mutual fund	15,576,452	(1)	144,237,947
*	WF Advantage Dow Jones Target 2040	Mutual fund	8,497,680	(1)	136,302,788
*	WF Advantage Dow Jones Target 2045	Mutual fund	3,552,102	(1)	32,785,905
*	WF Advantage Dow Jones Target 2050	Mutual fund	40,475,282	(1)	368,729,817

					3,809,372,895

	Wells Fargo Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual fund	4,172,689	(1)	449,648,978
*	Wells Fargo Advantage Instrinsic Value Class Fund	Mutual fund	38,368,803	(1)	423,975,268
	MFS Large Cap Value Fund	Common collective fund	36,975,926	(1)	430,769,537

	Total Wells Fargo Large Cap Value Fund				1,304,393,783
	Wells Fargo Large Cap Growth Fund	Multi-Manager Fund
*	Wells Fargo Advantage Capital Growth fund	Mutual fund	17,664,251	(1)	290,576,932
	Neuberger Berman Large Cap Disciplined Growth Fund	Common collective fund	19,126,093	(1)	277,902,127
	T Rowe Price Blue Chip Growth fund	Common collective fund	23,576,345	(1)	296,118,896

	Total Wells Fargo Large Cap Growth Fund				864,597,955
	Wells Fargo Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Small Cap Growth fund*	Mutual fund	10,808,346	(1)	152,397,672
	Advisory Research Small Cap fund	Common collective fund	12,607,203	(1)	152,295,007
	SSGA Russell Small Cap Index Non Lending fund	Common collective fund	23,364,470	(1)	320,467,072
	Wellington Select Small Cap Growth fund	Common collective fund	11,897,695	(1)	151,695,606
	Wellington Small Cap Value fund	Common collective fund	12,124,672	(1)	154,832,063

	Total Wells Fargo Small Cap Fund				931,687,420

	Total Multi-Manager Fund				3,100,679,158

*	Wells Fargo Stable Value Fund:
	Insurance contracts:
	United of Omaha Life Insurance:	0.46%, due 12/28/2011		(1)	25,001,572
	Metropolitan Life Insurance:	5.55%, due 6/15/2011		(1)	24,253,403
	Metropolitan Life Insurance:	4.41%, due 3/15/2012		(1)	11,407,954
	Prudential Life:	4.95%, due 9/3/2012		(1)	29,177,591
	Pacific Life Insurance:	4.29%, due 11/15/2012		(1)	22,768,880

	Total insurance contracts				112,609,400

	Adjustment from fair value to contract value for fully benefit investment contract				(3,235,035)

	Total insurance contract at contract value				109,374,365

	Security-backed contracts:
	United of Omaha Fixed Income Fund B	2.37%		(1)	205,312,627
	J.P. Morgan Chase Bank Fixed Income Fund D	2.02%		(1)	208,890,934
	AIG Financial Products Corp. Fixed Inc. Fund F	1.91%		(1)	145,310,100
	Bank of America, N.A.	2.63%		(1)	—
	Natixis Financial Products	3.19%		(1)	—
	Royal Bank of Canada	2.80%		(1)	—
	State Street Bank and Trust	2.58%		(1)	—
	Fixed Income Fund G			(1)	492,752,043
	Wells Fargo Short-Term Investment Fund G	0.31%		(1)	1,189,197
	Bank of America, N.A.	4.58%		(1)	—
	Natixis Financial Products	4.58%		(1)	—
	Pacific Life Ins. Co.	4.58%		(1)	—

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
	New Zealand Gov Gtd ANZ National Int’l Ltd/London	3.25%,$2,450,000 par, due 4/2/2012		(1)	2,520,687
	New Cingular Wireless Services Inc	8.13%,$1,750,000 par, due 5/1/2012		(1)	1,911,665
	Allendale Public School District/MI	5.85%,$2,255,000 par, due 5/1/2016		(1)	2,356,520
	Fannie Mae Pool	6.00%,$1,000,000 par, due 1/1/2035		(1)	1,086,880
	Ally Auto Receivables Trust	0.89%,$8,400,000 par, due 9/17/2012		(1)	8,415,960
	Countrywide Alternative Loan Trust	0.40%,$331,413 par, due 4/25/2047		(1)	212,992
	EXIM Bank Gtd Amal Ltd/Cayman Islands	3.46%,$3,653,030 par, due 8/21/2021		(1)	3,722,109
	American Honda Finance Corp	6.70%,$2,000,000 par, due 10/1/2013		(1)	2,262,660
	AmeriCredit Automobile Receivables Trust	0.97%,$3,111,988 par, due 1/15/2013		(1)	3,113,139
	AmeriCredit Automobile Receivables Trust	0.96%,$5,000,000 par, due 5/8/2014		(1)	5,004,050
	Anheuser-Busch InBev Worldwide Inc	2.50%,$1,500,000 par, due 3/26/2013		(1)	1,534,965
	BAE Systems Holdings Inc	5.20%,$750,000 par, due 8/15/2015		(1)	799,853
	BB&T Corp	5.70%,$1,500,000 par, due 4/30/2014		(1)	1,650,345
	BP Capital Markets PLC	5.25%,$2,500,000 par, due 11/7/2013		(1)	2,707,525
	County of Baltimore MD	3.85%,$3,075,000 par, due 11/1/2017		(1)	3,134,747
	Bank of America Corp	5.42%,$2,000,000 par, due 3/15/2017		(1)	1,981,900
	Bank of America Auto Trust	1.67%,$5,000,000 par, due 12/15/2013		(1)	5,037,250
	Covered Bank of Nova Scotia	1.45%,$3,000,000 par, due 7/26/2013		(1)	3,000,360
	Barclays Bank PLC	5.20%,$2,500,000 par, due 7/10/2014		(1)	2,700,200
	Bear Stearns Commercial Mortgage Securities	5.38%,$2,999,567 par, due 12/11/2040		(1)	3,193,159
#	Bear Stearns Mortgage Funding Trust	0.40%,$249,521 par, due 3/25/2037		(1)	156,051
#	Boeing Co/The	1.88%,$2,000,000 par, due 11/20/2012		(1)	2,035,580
#	Bottling Group LLC	6.95%,$2,200,000 par, due 3/15/2014		(1)	2,549,382
	Brazos Student Finance Corp	0.55%,$2,146,026 par, due 6/25/2027		(1)	2,065,872
	Citigroup/Deutsche Bank Comm Mortgage Trust	5.22%,$1,800,000 par, due 7/15/2044		(1)	1,937,178
	CNH Equipment Trust	0.81%,$2,626,392 par, due 8/15/2012		(1)	2,627,548
	CNH Equipment Trust	0.83%,$2,500,000 par, due 4/15/2013		(1)	2,501,175
	Countrywide Home Equity Loan Trust	0.48%,$12,837 par, due 2/15/2029		(1)	7,248
	Countrywide Home Equity Loan Trust	0.49%,$1,856,669 par, due 12/15/2035		(1)	1,001,952
	Countrywide Home Equity Loan Trust	0.50%,$279,140 par, due 2/15/2036		(1)	132,287
	Countrywide Home Loan Mortgage Pass Through Trust	0.59%,$84,970 par, due 2/25/2035		(1)	58,159
	Countrywide Home Loan Mortgage Pass Through Trust	0.57%,$60,848 par, due 3/25/2035		(1)	38,644
	Countrywide Home Loan Mortgage Pass Through Trust	0.60%,$129,850 par, due 3/25/2035		(1)	84,714
	Cargill Inc	4.38%,$2,560,000 par, due 6/1/2013		(1)	2,729,574
	Caterpillar Financial Services Corp	6.20%,$2,000,000 par, due 9/30/2013		(1)	2,245,360
	County of Charles MD	5.00%,$1,170,000 par, due 3/1/2014		(1)	1,273,697
	Chevron Corp	3.95%,$1,500,000 par, due 3/3/2014		(1)	1,601,340
#	Cheyne Finance LLC	$842,917 par, due 1/12/2009		(1)	1
#	Cheyne Finance LLC	$682,399 par, due 2/25/2008		(1)	1
#	Cheyne Finance LLC	$842,747 par, due 1/12/2009		(1)	1
#	Cheyne Finance LLC	$842,747 par, due 1/12/2009		(1)	5,000,650
	Citigroup Inc	6.50%,$2,000,000 par, due 8/19/2013		(1)	2,196,120
	CW Capital Cobalt Ltd	5.22%,$3,500,000 par, due 8/15/2048		(1)	3,652,215
	Coca-Cola Co/The	3.63%,$1,600,000 par, due 3/15/2014		(1)	1,693,424
	College Loan Corp Trust	5.34%,$8,720,000 par, due 4/25/2046		(1)	8,653,466
	City of Columbus OH	3.83%,$2,700,000 par, due 7/1/2016		(1)	2,812,860
	Australian Gov Gtd Commonwealth Bank of Australia	2.90%,$2,000,000 par, due 9/17/2014		(1)	2,088,980
	Commonwealth Bank of Australia	2.75%,$2,500,000 par, due 10/15/2012		(1)	2,564,900
	ConocoPhillips	4.75%,$2,500,000 par, due 2/1/2014		(1)	2,715,650
	Cornell University	4.35%,$2,000,000 par, due 2/1/2014		(1)	2,162,980
	FDIC Gtd FDIC Structured Sale Guaranteed Notes	$6,500,000 par, due 10/25/2012		(1)	6,326,970
	Credit Suisse USA Inc	6.13%,$1,000,000 par, due 11/15/2011		(1)	1,047,770
	Credit Suisse Mortgage Capital Certificates	5.34%,$1,000,000 par, due 2/15/2040		(1)	1,039,480
	Credit Suisse/New York NY	5.50%,$2,500,000 par, due 5/1/2014		(1)	2,741,625
	Credit Suisse First Boston Mortgage Securities Corp	5.10%,$2,000,000 par, due 8/15/2038		(1)	2,113,720
	DCP Midstream LLC	9.70%,$2,000,000 par, due 12/1/2013		(1)	2,397,000
	Dayton Power & Light Co/The	5.13%,$1,000,000 par, due 10/1/2013		(1)	1,095,620
	Deutsche Bank AG/London	2.38%,$1,500,000 par, due 1/11/2013		(1)	1,522,125
	Devon Energy Corp	5.63%,$2,280,000 par, due 1/15/2014		(1)	2,519,879
	BEL/FRA Gov Gtd Dexia Credit Local/New York NY	2.00%,$2,000,000 par, due 3/5/2013		(1)	2,011,280
	Diageo Capital PLC	7.38%,$2,000,000 par, due 1/15/2014		(1)	2,316,240
	Walt Disney Co/The	4.50%,$1,500,000 par, due 12/15/2013		(1)	1,638,195
	EI du Pont de Nemours & Co	3.25%,$750,000 par, due 1/15/2015		(1)	778,410
	Duke Energy Carolinas LLC	5.75%,$1,800,000 par, due 11/15/2013		(1)	2,016,378
	City of El Paso TX	3.61%,$2,000,000 par, due 8/15/2014		(1)	2,117,040
	US Gov Gtd ENSCO Offshore Co	6.36%,$1,000,105 par, due 12/1/2015		(1)	1,110,887
	Equifirst Mortgage Loan Trust	1.01%,$170,494 par, due 9/25/2033		(1)	157,695
	Freddie Mac Gold Pool	5.00%,$879,536 par, due 8/1/2018		(1)	937,946
	Freddie Mac Gold Pool	6.00%,$5,095,535 par, due 8/1/2038		(1)	5,633,369
	Freddie Mac Gold Pool	6.00%,$11,126,766 par, due 8/1/2038		(1)	12,301,196
	Freddie Mac Non Gold Pool	4.81%,$1,328,911 par, due 5/1/2038		(1)	1,400,406
	Freddie Mac Non Gold Pool	4.98%,$6,486,443 par, due 4/1/2038		(1)	6,862,760
	Freddie Mac Non Gold Pool	5.75%,$2,694,725 par, due 9/1/2037		(1)	2,860,774
	Freddie Mac Gold Pool	5.50%,$2,531,188 par, due 11/1/2021		(1)	2,749,098
	Freddie Mac Gold Pool	5.50%,$663,046 par, due 11/1/2021		(1)	720,128
	Freddie Mac Non Gold Pool	5.98%,$1,793,811 par, due 6/1/2036		(1)	1,877,403

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Freddie Mac Non Gold Pool	2.68%,$6,007,541 par, due 8/1/2035		(1)	6,215,281
Freddie Mac Non Gold Pool	2.49%,$91,890 par, due 12/1/2029		(1)	95,693
Freddie Mac Gold Pool	5.50%,$728,677 par, due 12/1/2033		(1)	782,905
Freddie Mac Gold Pool	5.00%,$4,451,020 par, due 5/1/2020		(1)	4,763,304
Federal Express Corp 1997 Pass Through Trust	7.52%,$1,084,311 par, due 1/15/2018		(1)	1,084,311
Freddie Mac REMICS	5.50%,$4,446,076 par, due 10/15/2016		(1)	4,794,515
Fannie Mae Pool	4.30%,$3,080,841 par, due 10/1/2032		(1)	3,251,089
Fannie Mae Pool	3.00%,$4,252,260 par, due 11/1/2032		(1)	4,304,648
Fannie Mae Pool	6.30%,$5,436,838 par, due 5/1/2011		(1)	5,433,848
Fannie Mae Pool	5.83%,$1,110,941 par, due 8/1/2014		(1)	1,136,592
Fannie Mae Pool	4.61%,$6,135,000 par, due 6/1/2012		(1)	6,350,584
Federal Home Loan Mortgage Corp	0.88%,$8,500,000 par, due 10/28/2013		(1)	8,455,545
Fannie Mae Pool	5.50%,$8,420,136 par, due 4/1/2033		(1)	9,076,065
Fannie Mae Whole Loan	5.07%,$3,405,780 par, due 2/25/2033		(1)	3,368,861
Fannie Mae Whole Loan	6.50%,$1,078,426 par, due 9/25/2042		(1)	1,196,308
Fannie Mae Whole Loan	6.29%,$568,761 par, due 7/25/2033		(1)	629,511
Fannie Mae REMICS	4.50%,$4,446,761 par, due 9/25/2018		(1)	4,687,820
FHLMC Structured Pass Through Securities	5.23%,$6,613,597 par, due 5/25/2043		(1)	7,152,010
Fannie Mae REMICS	5.00%,$2,943,512 par, due 10/25/2018		(1)	3,140,815
Fannie Mae Whole Loan	7.00%,$1,710,266 par, due 12/25/2033		(1)	1,902,397
Fannie Mae Grantor Trust	6.00%,$2,580,577 par, due 11/25/2043		(1)	2,843,486
Fannie Mae REMICS	4.00%,$3,700,000 par, due 4/25/2019		(1)	3,880,412
Fannie Mae Whole Loan	7.00%,$2,127,797 par, due 5/25/2044		(1)	2,508,141
Fannie Mae REMICS	5.50%,$11,187,961 par, due 4/25/2035		(1)	12,004,235
Fannie Mae REMICS	5.50%,$11,081,273 par, due 4/25/2035		(1)	11,946,721
Freddie Mac REMICS	4.00%,$8,000,000 par, due 12/15/2018		(1)	8,448,640
Freddie Mac REMICS	4.00%,$10,165,908 par, due 9/15/2019		(1)	10,742,010
Freddie Mac REMICS	5.00%,$6,500,000 par, due 8/15/2030		(1)	6,781,515
Freddie Mac REMICS	4.00%,$7,000,000 par, due 6/15/2023		(1)	7,319,690
Federal National Mortgage Association	1.25%,$2,000,000 par, due 8/20/2013		(1)	2,013,060
Fannie Mae Pool	6.00%,$539,675 par, due 2/1/2033		(1)	594,506
Fannie Mae Pool	2.64%,$2,112,267 par, due 7/1/2033		(1)	2,207,467
Fannie Mae Pool	6.50%,$302,710 par, due 1/1/2018		(1)	331,776
Fannie Mae Pool	5.29%,$1,912,365 par, due 5/1/2037		(1)	2,023,990
Fannie Mae Pool	4.50%,$2,272,824 par, due 5/1/2014		(1)	2,345,600
Fannie Mae Pool	4.26%,$8,045,951 par, due 6/1/2011		(1)	8,040,922
Fannie Mae Pool	4.50%,$1,335,691 par, due 7/1/2018		(1)	1,415,005
Fannie Mae Pool	4.50%,$1,344,346 par, due 7/1/2018		(1)	1,424,173
Fannie Mae Pool	2.06%,$2,329,308 par, due 6/1/2033		(1)	2,405,989
Fannie Mae Pool	5.00%,$13,791,492 par, due 6/1/2035		(1)	14,569,332
Fannie Mae Pool	3.00%,$890,911 par, due 8/1/2035		(1)	924,017
Fannie Mae Pool	2.27%,$1,415,056 par, due 8/1/2033		(1)	1,467,229
Fannie Mae Pool	2.30%,$1,349,488 par, due 8/1/2033		(1)	1,399,622
Fannie Mae Pool	1.97%,$1,949,906 par, due 10/1/2033		(1)	1,973,090
Fannie Mae Pool	5.50%,$2,191,870 par, due 4/1/2036		(1)	2,357,137
Fannie Mae Pool	2.14%,$503,331 par, due 12/1/2033		(1)	522,236
Fannie Mae Pool	5.00%,$2,433,846 par, due 1/1/2019		(1)	2,616,774
Fannie Mae Pool	5.00%,$1,004,925 par, due 2/1/2019		(1)	1,080,456
Fannie Mae Pool	2.23%,$1,398,074 par, due 3/1/2034		(1)	1,449,649
Fannie Mae Pool	2.05%,$508,941 par, due 5/1/2034		(1)	527,222
Fannie Mae Pool	2.09%,$8,693,064 par, due 6/1/2034		(1)	9,012,187
Fannie Mae Pool	5.00%,$1,705,396 par, due 10/1/2019		(1)	1,833,573
Fannie Mae Pool	2.27%,$1,806,409 par, due 8/1/2034		(1)	1,875,088
Fannie Mae Pool	5.00%,$1,400,381 par, due 11/1/2019		(1)	1,505,633
Fannie Mae Pool	5.50%,$90,753 par, due 6/1/2021		(1)	98,765
Fannie Mae Pool	5.50%,$3,685,803 par, due 1/1/2036		(1)	3,913,033
Fannie Mae Pool	5.50%,$5,281,509 par, due 2/1/2036		(1)	5,607,114
Fannie Mae Pool	4.00%,$6,625,230 par, due 4/1/2024		(1)	6,841,610
Fannie Mae Pool	4.16%,$4,879,143 par, due 5/1/2036		(1)	4,988,875
Fannie Mae Pool	5.50%,$3,366,244 par, due 11/1/2021		(1)	3,663,416
Fannie Mae Pool	4.59%,$7,449,666 par, due 5/1/2038		(1)	7,816,488
Fannie Mae Pool	3.50%,$7,465,375 par, due 11/1/2020		(1)	7,733,680
Fannie Mae Pool	3.50%,$20,000,000 par, due 12/1/2020		(1)	20,740,620
Fannie Mae Pool	5.63%,$8,099,413 par, due 11/1/2012		(1)	8,389,453
Fifth Third Home Equity Loan Trust	0.51%,$492,868 par, due 9/20/2023		(1)	398,819
Ford Credit Auto Owner Trust	0.65%,$4,250,000 par, due 12/15/2012		(1)	4,252,593
GMAC Mortgage Corp Loan Trust	0.50%,$414,129 par, due 2/25/2036		(1)	236,526
FDIC Gtd Ally Financial Inc	1.75%,$4,000,000 par, due 10/30/2012		(1)	4,070,840
Ginnie Mae II pool	0.88%,$7,558,188 par, due 5/20/2058		(1)	7,449,539
Ginnie Mae II pool	1.65%,$2,869,483 par, due 8/20/2058		(1)	2,921,492
Ginnie Mae II pool	4.82%,$4,500,000 par, due 12/1/2060		(1)	4,800,938
Ginnie Mae II pool	5.47%,$7,328,855 par, due 9/1/2059		(1)	7,972,892
GSAMP Trust	0.61%,$141,237 par, due 1/25/2045		(1)	111,577
Ginnie Mae II pool	5.85%,$5,092,686 par, due 7/1/2058		(1)	5,525,773
Ginnie Mae II pool	6.14%,$6,041,083 par, due 10/20/2058		(1)	6,669,169
Ginnie Mae II pool	6.14%,$6,041,083 par, due 10/20/2058		(1)	5,646,801
Ginnie Mae II pool	5.46%,$7,217,461 par, due 8/1/2059		(1)	7,856,790
Ginnie Mae II pool	5.55%,$7,483,987 par, due 3/1/2059		(1)	8,137,826

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
GE Capital Commercial Mortgage Corp	4.37%,$514,427 par, due 1/10/2038		(1)	518,532
GE Capital Commercial Mortgage Corp	5.33%,$3,000,000 par, due 3/10/2044		(1)	3,229,740
General Electric Co	5.00%,$2,500,000 par, due 2/1/2013		(1)	2,672,425
General Electric Capital Corp	2.80%,$750,000 par, due 1/8/2013		(1)	766,725
General Mills Inc	5.65%,$2,500,000 par, due 2/15/2019		(1)	2,783,150
Georgia Power Co	6.00%,$1,500,000 par, due 11/1/2013		(1)	1,677,180
Goldman Sachs Group Inc/The	4.75%,$1,750,000 par, due 7/15/2013		(1)	1,864,223
FDIC Gtd Goldman Sachs Group Inc/The	3.25%,$8,000,000 par, due 6/15/2012		(1)	8,304,720
Greenpoint Home Equity Loan Trust	0.82%,$7,582 par, due 8/15/2030		(1)	5,186
Greenwich Capital Commercial Funding Corp	4.11%,$3,500,000 par, due 7/5/2035		(1)	3,641,995
GRYPHON FUNDING CORP	8.00%,$3,935,928 par, due 8/31/2011		(1)	1,598,774
HSBC Home Equity Loan Trust	0.52%,$149,974 par, due 1/20/2035		(1)	143,836
Harborview Mortgage Loan Trust	0.60%,$93,479 par, due 6/20/2035		(1)	76,984
Hewlett-Packard Co	6.13%,$1,750,000 par, due 3/1/2014		(1)	1,981,735
Honda Auto Receivables Owner Trust	4.47%,$383,045 par, due 1/18/2012		(1)	384,132
Honeywell International Inc	3.88%,$1,300,000 par, due 2/15/2014		(1)	1,380,535
City & County of Honolulu HI	4.61%,$1,000,000 par, due 4/1/2014		(1)	1,087,300
HSBC Bank PLC	1.63%,$1,500,000 par, due 8/12/2013		(1)	1,502,235
State of Illinois	4.07%,$2,500,000 par, due 1/1/2014		(1)	2,494,475
Indymac Index Mortgage Loan Trust	0.47%,$289,686 par, due 5/25/2046		(1)	174,556
International Business Machines Corp	6.50%,$2,000,000 par, due 10/15/2013		(1)	2,279,360
Irvine Ranch Water District Joint Powers Agency	8.18%,$2,750,000 par, due 3/15/2014		(1)	2,895,998
FNMA Irvine Ranch Water District Joint Powers Agency	1.78%,$1,400,000 par, due 9/15/2012		(1)	1,412,040
JPMorgan Chase & Co	4.65%,$2,500,000 par, due 6/1/2014		(1)	2,668,475
JPMorgan Chase & Co	3.70%,$1,000,000 par, due 1/20/2015		(1)	1,034,890
JPMorgan Chase & Co	3.40%,$750,000 par, due 6/24/2015		(1)	764,813
JP Morgan Chase Comm Mortgage Securities Corp	4.82%,$1,016,433 par, due 10/15/2042		(1)	1,065,344
JP Morgan Chase Commercial Mortgage Secs Corp	5.20%,$775,000 par, due 12/15/2044		(1)	834,334
JP Morgan Alternative Loan Trust	0.32%,$219,112 par, due 3/25/2037		(1)	186,265
Japan Gov Gtd Japan Finance Corp	2.13%,$2,700,000 par, due 11/5/2012		(1)	2,749,923
Jefferies & Co Inc	1.33%,$1,168,349 par, due 9/26/2046		(1)	1,018,062
Jefferies & Co Inc	1.33%,$266,195 par, due 9/26/2046		(1)	43,501
Jefferies & Co Inc	6.00%,$4,112,774 par, due 10/26/2036		(1)	4,197,086
Jefferies & Co Inc	6.00%,$295,115 par, due 10/26/2036		(1)	106,241
German Gov Gtd Kreditanstalt fuer Wiederaufbau	1.38%,$4,000,000 par, due 7/15/2013		(1)	4,030,840
LB-UBS Commercial Mortgage Trust	6.13%,$4,000,000 par, due 12/15/2030		(1)	4,117,120
LB-UBS Commercial Mortgage Trust	4.39%,$5,000,000 par, due 3/15/2032		(1)	5,238,350
LB-UBS Commercial Mortgage Trust	5.10%,$2,804,086 par, due 11/15/2030		(1)	2,805,740
Eli Lilly & Co	3.55%,$1,325,000 par, due 3/6/2012		(1)	1,367,056
MSDWCC Heloc Trust	0.36%,$311,180 par, due 12/25/2031		(1)	241,843
MSDWCC Heloc Trust	0.80%,$226,356 par, due 11/25/2015		(1)	216,002
MSDWCC Heloc Trust	0.52%,$250,708 par, due 4/25/2016		(1)	217,607
Medtronic Inc	4.50%,$2,000,000 par, due 3/15/2014		(1)	2,170,920
MLCC Mortgage Investors Inc	0.60%,$640,966 par, due 4/25/2028		(1)	601,348
MLCC Mortgage Investors Inc	0.49%,$35,373 par, due 4/25/2029		(1)	33,351
Merrill Lynch Mortgage Trust	5.24%,$2,504,527 par, due 11/12/2037		(1)	2,633,035
MetLife Inc	6.75%,$2,000,000 par, due 6/1/2016		(1)	2,319,920
Metrix Securities PLC	0.44%,$79,225 par, due 11/20/2018		(1)	76,929
Metropolitan Life Global Funding I	2.88%,$1,000,000 par, due 9/17/2012		(1)	1,024,930
MidAmerican Energy Co	4.65%,$1,250,000 par, due 10/1/2014		(1)	1,350,850
SABMiller PLC	5.50%,$1,500,000 par, due 8/15/2013		(1)	1,628,100
State of Mississippi	5.25%,$1,435,000 par, due 10/1/2011		(1)	1,475,711
Morgan Stanley	6.00%,$1,000,000 par, due 5/13/2014		(1)	1,080,480
Morgan Stanley	4.20%,$1,750,000 par, due 11/20/2014		(1)	1,787,853
FDIC Gtd Morgan Stanley	1.95%,$1,500,000 par, due 6/20/2012		(1)	1,531,020
National Australia Bank Ltd	2.50%,$1,000,000 par, due 1/8/2013		(1)	1,019,010
UK Gov Gtd Nationwide Building Society	2.50%,$4,925,000 par, due 8/17/2012		(1)	5,042,511
FDIC Gtd New York Community Bank	3.00%,$3,100,000 par, due 12/16/2011		(1)	3,174,276
Pre Ref Housing Development Corp/NY	5.75%,$1,250,000 par, due 11/1/2024		(1)	1,395,488
New York State Urban Development Corp	6.45%,$2,500,000 par, due 3/15/2018		(1)	2,735,425
Novartis Capital Corp	4.13%,$2,000,000 par, due 2/10/2014		(1)	2,134,380
County of Oakland MI	6.00%,$2,400,000 par, due 4/1/2012		(1)	2,520,432
Province of Ontario Canada	4.10%,$2,500,000 par, due 6/16/2014		(1)	2,700,475
US Gov Gtd Overseas Private Investment Corp	$1,900,000 par, due 12/9/2011		(1)	2,186,254
US Gov Gtd Overseas Private Investment Corp	$1,650,000 par, due 12/9/2011		(1)	1,898,589
Peco Energy Co	5.00%,$2,000,000 par, due 10/1/2014		(1)	2,193,760
PNC Funding Corp	3.00%,$850,000 par, due 5/19/2014		(1)	865,530
PacifiCorp	5.45%,$1,500,000 par, due 9/15/2013		(1)	1,643,535
Pennsylvania Higher Education Assistance Agency	0.90%,$4,900,000 par, due 9/30/2042		(1)	4,165,000
PepsiAmericas Inc	5.75%,$1,000,000 par, due 7/31/2012		(1)	1,076,150
Pfizer Inc	4.45%,$1,750,000 par, due 3/15/2012		(1)	1,826,055
President and Fellows of Harvard College	5.00%,$3,500,000 par, due 1/15/2014		(1)	3,856,895
Rabobank NA	4.20%,$1,500,000 par, due 5/13/2014		(1)	1,595,745
Residential Accredit Loans Inc	0.41%,$356,090 par, due 2/25/2047		(1)	184,729
Residential Funding Mortgage Securities II Inc	0.49%,$1,111 par, due 2/25/2027		(1)	954

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Residential Asset Securities Corp	6.35%,$754,208 par, due 3/25/2032		(1)	683,041
Residential Asset Securities Corp	7.28%,$1,651,043 par, due 4/25/2032		(1)	1,619,772
State of Rhode Island	6.21%,$910,000 par, due 2/1/2016		(1)	1,033,696
State of Rhode Island	6.66%,$640,000 par, due 2/1/2018		(1)	742,970
Roche Holdings Inc	5.00%,$2,500,000 par, due 3/1/2014		(1)	2,737,675
Royal Bank of Scotland PLC/The	3.40%,$650,000 par, due 8/23/2013		(1)	656,604
Royal Bank of Scotland PLC/The	3.95%,$700,000 par, due 9/21/2015		(1)	688,121
UK Gov Gtd Royal Bank of Scotland PLC/The	2.63%,$1,390,000 par, due 5/11/2012		(1)	1,422,887
SLM Student Loan Trust	0.35%,$1,878,268 par, due 9/15/2020		(1)	1,849,718
SLM Student Loan Trust	0.62%,$6,500,000 par, due 1/25/2021		(1)	6,372,600
SLC Student Loan Trust	0.75%,$4,173,950 par, due 6/15/2017		(1)	4,173,825
Sequoia Mortgage Trust	0.96%,$40,605 par, due 9/20/2032		(1)	37,709
Shell International Finance BV	4.00%,$2,000,000 par, due 3/21/2014		(1)	2,128,200
Shell International Finance BV	1.88%,$1,000,000 par, due 3/25/2013		(1)	1,015,080
Small Business Administration Participation Certs	4.76%,$9,165,455 par, due 9/1/2025		(1)	9,678,721
Small Business Administration Participation Certs	5.51%,$3,783,717 par, due 11/1/2027		(1)	4,043,280
Small Business Administration Participation Certs	5.29%,$5,040,296 par, due 12/1/2027		(1)	5,362,875
Small Business Administration Part Certificates	5.63%,$6,473,635 par, due 10/1/2028		(1)	7,130,774
Small Business Administration Part Certificates	6.77%,$5,746,268 par, due 11/1/2028		(1)	6,320,895
Small Business Administration Part Certificates	5.72%,$2,597,164 par, due 1/1/2029		(1)	2,855,322
Small Business Administration	6.34%,$83,842 par, due 8/10/2011		(1)	85,720
Small Business Administration	5.89%,$539,434 par, due 9/1/2011		(1)	539,434
Small Business Administration	6.03%,$540,105 par, due 2/10/2012		(1)	558,954
Small Business Administration	5.20%,$502,809 par, due 8/10/2012		(1)	520,960
Small Business Administration	4.63%,$1,940,981 par, due 3/10/2013		(1)	2,016,485
Small Business Administration	4.50%,$945,831 par, due 2/1/2014		(1)	986,691
Small Business Administration	4.75%,$3,257,125 par, due 8/10/2014		(1)	3,416,724
Small Business Administration	4.64%,$6,598,434 par, due 2/10/2015		(1)	6,917,138
Small Business Administration	5.68%,$2,915,579 par, due 8/2/2016		(1)	3,138,329
Small Business Administration	5.46%,$9,629,076 par, due 2/10/2017		(1)	10,307,926
Small Business Administration	5.79%,$10,767,105 par, due 8/10/2017		(1)	11,629,550
Small Business Administration	5.90%,$6,803,429 par, due 2/10/2018		(1)	7,375,597
Board of Trustees of The Leland Stanford Junior Univ.	4.25%,$2,300,000 par, due 5/1/2016		(1)	2,460,241
Stanley Black & Decker Inc	6.15%,$2,000,000 par, due 10/1/2013		(1)	2,226,880
Structured Adjustable Rate Mortgage Loan Trust	0.56%,$106,088 par, due 10/25/2035		(1)	78,225
Time Warner Inc	3.15%,$600,000 par, due 7/15/2015		(1)	609,612
Toyota Motor Credit Corp	1.38%,$2,000,000 par, due 8/12/2013		(1)	2,008,200
US Education Loan Trust LLC	0.65%,$3,822,197 par, due 9/1/2019		(1)	3,822,083
Unilever Capital Corp	3.65%,$1,800,000 par, due 2/15/2014		(1)	1,892,970
United States Treasury Note/Bond	1.13%,$16,850,000 par, due 6/15/2013		(1)	16,988,170
Verizon Global Funding Corp	6.88%,$2,000,000 par, due 6/15/2012		(1)	2,167,520
Cellco Partnership / Verizon Wireless Capital LLC	7.38%,$1,250,000 par, due 11/15/2013		(1)	1,448,200
Volkswagen Auto Lease Trust	0.77%,$2,600,000 par, due 11/22/2013		(1)	2,600,858
Vornado Realty LP	4.25%,$2,000,000 par, due 4/1/2015		(1)	2,019,000
WaMu Mortgage Pass Through Certificates	0.49%,$65,347 par, due 4/25/2045		(1)	54,719
WaMu Mortgage Pass Through Certificates	2.91%,$4,142,630 par, due 7/25/2047		(1)	2,624,397
Wachovia Bank Commercial Mortgage Trust	4.98%,$3,000,000 par, due 11/15/2034		(1)	3,150,480
Wachovia Bank Commercial Mortgage Trust	3.99%,$1,525,000 par, due 6/15/2035		(1)	1,584,795
Wachovia Asset Securitization Inc	0.40%,$380,803 par, due 7/25/2037		(1)	284,147
Wachovia Asset Securitization Inc	0.39%,$385,904 par, due 7/25/2037		(1)	268,873
Wal-Mart Stores Inc	3.20%,$1,500,000 par, due 5/15/2014		(1)	1,568,895
Washington Mutual Alt Mortgage Pass-Through Cert	0.45%,$84,105 par, due 7/25/2046		(1)	49,580
Westpac Banking Corp	0.84%,$2,820,000 par, due 4/8/2013		(1)	2,826,937
White Bear Lake Independent School District No 624	5.25%,$1,810,000 par, due 2/1/2015		(1)	1,975,271
William Street Funding Corp	0.52%,$416,965 par, due 6/23/2012		(1)	391,947
Wisconsin Electric Power Co	6.25%,$1,500,000 par, due 12/1/2015		(1)	1,752,015
Yale University	2.90%,$2,500,000 par, due 10/15/2014		(1)	2,578,575
Fannie Mae	2.88%,$2,100,000 par, due 11/1/2040		(1)	2,132,157
Fannie Mae	2.65%,$2,100,000 par, due 11/1/2040		(1)	2,112,470
Nordic Investment Bank	3.50%,$1,250,000 par, due 9/11/2013		(1)	1,326,981
Wells Fargo Short Term Investment Fund G	0.31%		(1)	26,141,501

				860,186,623

	Accrued income receivable			4,860,081
	Deposits with brokers for futures transactions			142,500
	Payable for future transactions
	Variation margin payable			(46,875)
	Receivable for investment payments due			619,416
	Payable for investment securities purchased on a forward commitment basis			(5,382,641)
	Receivables for investment securities sold			6,916,000
	Cash			478
	Payables for investment securities purchased			(6,951,000)

	Total securities			860,344,582

J.P. Morgan Chase Bank N.A.	5.10%			—
AT&T Inc	4.85%, $500,000 par, due 2/15/2014		(1)	540,705
Fannie Mae Pool	3.5%, $2,275,000 par, due 8/1/2025		(1)	2,290,652
Fannie Mae Pool	6.5%, $2,975,000 par, due 1/1/2034		(1)	3,305,969

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Allstate Financial Global Funding	6.5%, $350,000 par, due 6/14/2011		(1)	358,358
Freddie Mac Gold Pool	6%, $6,300,000 par, due 1/1/2039		(1)	6,823,719
AmeriCredit Automobile Receivables Trust	0.96%, $1,150,000 par, due 5/8/2014		(1)	1,150,932
Atlantic City Electric Co	7.75%, $650,000 par, due 11/15/2018		(1)	793,195
Atmos Energy Corp	4.95%, $500,000 par, due 10/15/2014		(1)	535,830
BAE Systems Holdings Inc	6.4%, $650,000 par, due 12/15/2011		(1)	683,995
BB&T Corp	3.95%, $750,000 par, due 4/29/2016		(1)	774,105
BHP Billiton Finance USA Ltd	5.4%, $250,000 par, due 3/29/2017		(1)	276,705
BJ Services Co	6%, $370,000 par, due 6/1/2018		(1)	422,762
BP Capital Markets PLC	3.13%, $575,000 par, due 10/1/2015		(1)	574,603
Bank of America Corp	5.42%, $500,000 par, due 3/15/2017		(1)	495,475
Bank of America NA	5.3%, $400,000 par, due 3/15/2017		(1)	405,372
Blue Cross & Blue Shield of Florida Inc	8.25%, $300,000 par, due 11/15/2011		(1)	312,540
Bottling Group LLC	5.13%, $350,000 par, due 1/15/2019		(1)	381,815
Burlington Northern Santa Fe LLC	5.75%, $450,000 par, due 3/15/2018		(1)	507,033
Countrywide Home Loan Mort Pass Through Trust	0.68%, $402,015 par, due 7/25/2036		(1)	327,711
CIT Education Loan Trust	0.39%, $631,311 par, due 3/15/2022		(1)	627,788
CRH America Inc	8.13%, $450,000 par, due 7/15/2018		(1)	520,155
CVS Caremark Corp	5.75%, $500,000 par, due 6/1/2017		(1)	556,325
Countrywide Asset-Backed Certificates	0.6%, $120,974 par, due 6/25/2033		(1)	108,326
Countrywide Home Equity Loan Trust	0.63%, $74,152 par, due 12/15/2028		(1)	62,434
Countrywide Asset-Backed Certificates	0.64%, $63,460 par, due 12/25/2034		(1)	59,231
Countrywide Home Loan Mortgage Pass Through Trust	0.59%, $652,104 par, due 2/25/2035		(1)	446,339
Countrywide Home Loan Mortgage Pass Through Trust	0.61%, $515,985 par, due 2/25/2035		(1)	339,374
Countrywide Home Loan Mortgage Pass Through Trust	0.57%, $408,604 par, due 3/25/2035		(1)	259,505
Canadian National Railway Co	5.85%, $200,000 par, due 11/15/2017		(1)	225,796
Cargill Inc	6.38%, $200,000 par, due 6/1/2012		(1)	214,292
Cargill Inc	5.2%, $250,000 par, due 1/22/2013		(1)	269,720
Carolina Power & Light Co	5.3%, $300,000 par, due 1/15/2019		(1)	333,006
Chase Capital VI	0.91%, $200,000 par, due 8/1/2028		(1)	158,090
Chevron Corp	3.95%, $425,000 par, due 3/3/2014		(1)	453,713
City of Chicago IL	5.44%, $300,000 par, due 1/1/2024		(1)	278,430
City of Chicago IL	6.05%, $800,000 par, due 1/1/2029		(1)	758,168
Citigroup Inc	6%, $275,000 par, due 8/15/2017		(1)	298,293
Citibank Credit Card Issuance Trust	5.65%, $1,250,000 par, due 9/20/2019		(1)	1,421,550
City National Bank/Beverly Hills CA	6.75%, $650,000 par, due 9/1/2011		(1)	672,887
County of Clark NV	4.2%, $330,000 par, due 6/1/2013		(1)	341,758
Comcast Corp	5.3%, $300,000 par, due 1/15/2014		(1)	326,808
Comcast Corp	6.3%, $300,000 par, due 11/15/2017		(1)	343,485
Compass Bank	6.4%, $500,000 par, due 10/1/2017		(1)	503,030
Connecticut Light & Power Co/The	5.38%, $500,000 par, due 3/1/2017		(1)	544,180
ConocoPhillips Canada Funding Co I	5.63%, $500,000 par, due 10/15/2016		(1)	568,290
Corn Products International Inc	6%, $405,000 par, due 4/15/2017		(1)	437,343
Credit Suisse First Boston Mortgage Securities Corp	5.14%, $2,150,000 par, due 8/15/2036		(1)	2,300,565
Credit Suisse First Boston Mortgage Securities Corp	2.76%, $279,694 par, due 6/25/2034		(1)	270,523
Credit Suisse AG	5.4%, $350,000 par, due 1/14/2020		(1)	357,445
Credit Suisse Mortgage Capital Certificates	5.54%, $1,595,000 par, due 2/15/2039		(1)	1,716,316
DCP Midstream LLC	9.7%, $750,000 par, due 12/1/2013		(1)	898,875
Dallas County Hospital District	4.35%, $750,000 par, due 8/15/2018		(1)	769,650
Devon Energy Corp	6.3%, $500,000 par, due 1/15/2019		(1)	588,405
Diageo Capital PLC	7.38%, $450,000 par, due 1/15/2014		(1)	521,154
Duke Realty LP	6.5%, $500,000 par, due 1/15/2018		(1)	533,520
Duke Energy Carolinas LLC	7%, $650,000 par, due 11/15/2018		(1)	794,970
EQT Corp	8.13%, $350,000 par, due 6/1/2019		(1)	407,229
City of El Paso TX	3.61%, $650,000 par, due 8/15/2014		(1)	688,038
Entergy Gulf States Louisiana LLC	6%, $450,000 par, due 5/1/2018		(1)	494,532
European Investment Bank	4.63%, $650,000 par, due 10/20/2015		(1)	718,458
Freddie Mac Non Gold Pool	3.71%, $2,110,947 par, due 9/1/2040		(1)	2,194,435
Freddie Mac Gold Pool	6%, $1,455,867 par, due 8/1/2038		(1)	1,609,534
Freddie Mac Gold Pool	6%, $1,298,123 par, due 8/1/2038		(1)	1,435,140
Freddie Mac Gold Pool	6%, $1,022,956 par, due 9/1/2038		(1)	1,117,507
Freddie Mac Non Gold Pool	5.47%, $612,185 par, due 4/1/2037		(1)	647,037
Federal Home Loan Banks	3.63%, $3,000,000 par, due 10/18/2013		(1)	3,203,430
Fannie Mae Pool	6.52%, $970,177 par, due 9/1/2016		(1)	1,094,481
Fannie Mae Pool	6.15%, $489,746 par, due 11/1/2016		(1)	533,617
Fannie Mae-Aces	6.3%, $817,444 par, due 4/25/2019		(1)	905,172
Fannie Mae-Aces	5.26%, $500,000 par, due 5/25/2020		(1)	537,345
Federal National Mortgage Association	1.25%, $2,000,000 par, due 8/20/2013		(1)	2,013,060
Fannie Mae REMICS	4%, $1,122,536 par, due 1/25/2036		(1)	1,157,132
Fannie Mae Pool	5.5%, $1,601,913 par, due 5/1/2034		(1)	1,726,702
Fannie Mae Pool	5%, $2,304,428 par, due 3/1/2034		(1)	2,437,278
Fannie Mae Pool	5%, $2,156,241 par, due 4/1/2034		(1)	2,280,548
Fannie Mae Pool	5.5%, $767,374 par, due 1/1/2034		(1)	835,302
Fannie Mae Pool	5%, $3,447,873 par, due 6/1/2035		(1)	3,642,333
Fannie Mae Pool	5.5%, $1,124,237 par, due 12/1/2033		(1)	1,211,815
Fannie Mae Pool	5.68%, $798,599 par, due 10/1/2014		(1)	873,093
Fannie Mae Pool	4%, $1,743,482 par, due 4/1/2024		(1)	1,800,424
Fannie Mae Pool	5.5%, $619,924 par, due 2/1/2039		(1)	663,566

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Fannie Mae Pool	4%, $1,844,357 par, due 3/1/2024		(1)	1,902,289
Fannie Mae Pool	3.5%, $3,980,520 par, due 12/1/2025		(1)	4,017,220
Fannie Mae Pool	5.17%, $1,523,161 par, due 5/1/2019		(1)	1,642,653
Fannie Mae Pool	5.76%, $1,066,849 par, due 7/1/2012		(1)	1,094,801
Fannie Mae Pool	3.46%, $2,473,724 par, due 5/1/2040		(1)	2,556,965
Fannie Mae Pool	3.36%, $1,855,463 par, due 8/1/2040		(1)	1,907,676
First Horizon Asset Back Trust	0.55%, $155,245 par, due 10/25/2034		(1)	100,550
First Horizon Asset Back Trust	0.42%, $483,004 par, due 10/25/2034		(1)	248,882
First Massachusetts Bank NA	7.63%, $250,000 par, due 6/15/2011		(1)	257,643
Florida Power Corp	5.65%, $285,000 par, due 6/15/2018		(1)	321,799
GMAC Mortgage Corp Loan Trust	0.48%, $124,903 par, due 8/25/2035		(1)	51,248
GMAC Mortgage Corp Loan Trust	0.47%, $380,422 par, due 11/25/2036		(1)	202,765
Ginnie Mae II pool	5.47%, $1,976,944 par, due 9/1/2059		(1)	2,151,455
Ginnie Mae II pool	5.14%, $1,028,488 par, due 5/20/2060		(1)	1,109,977
Ginnie Mae I pool	7.72%, $994 par, due 12/15/2041		(1)	1,061
GSAMP Trust	0.61%, $487,764 par, due 1/25/2045		(1)	385,334
GSMPS Mortgage Loan Trust	0.66%, $1,456,616 par, due 6/25/2034		(1)	1,238,124
GSMPS Mortgage Loan Trust	0.61%, $228,296 par, due 3/25/2035		(1)	194,052
Ginnie Mae II pool	5.63%, $2,543,155 par, due 2/20/2059		(1)	2,773,504
Ginnie Mae II pool	5.6%, $1,978,088 par, due 12/1/2059		(1)	2,168,663
Ginnie Mae II pool	5.58%, $3,352,637 par, due 2/20/2060		(1)	3,673,880
Ginnie Mae II pool	5.46%, $2,062,132 par, due 8/1/2059		(1)	2,244,797
GE Capital Commercial Mortgage Corp	5.33%, $1,500,000 par, due 3/10/2044		(1)	1,614,870
General Electric Co	5%, $315,000 par, due 2/1/2013		(1)	336,726
General Electric Co	5.25%, $200,000 par, due 12/6/2017		(1)	216,018
General Mills Inc	5.65%, $450,000 par, due 2/15/2019		(1)	500,967
GlaxoSmithKline Capital Inc	5.65%, $600,000 par, due 5/15/2018		(1)	686,058
Goldman Sachs Group Inc/The	5.13%, $500,000 par, due 1/15/2015		(1)	537,190
Goldman Sachs Group Inc/The	6.25%, $500,000 par, due 9/1/2017		(1)	551,775
Government National Mortgage Association	7.01%, $774,460 par, due 8/16/2042		(1)	885,324
Great River Energy	5.83%, $357,024 par, due 7/1/2017		(1)	390,049
Conseco Financial Corp	6.86%, $101,705 par, due 7/15/2029		(1)	106,949
Greenpoint Home Equity Loan Trust	0.82%, $70,605 par, due 8/15/2030		(1)	48,299
HSBC Bank USA NA/New York NY	4.63%, $500,000 par, due 4/1/2014		(1)	521,325
HSBC Home Equity Loan Trust	0.49%, $361,000 par, due 3/20/2036		(1)	266,927
HSBC Home Equity Loan Trust	1.41%, $550,000 par, due 11/20/2036		(1)	510,296
Harley-Davidson Motorcycle Trust	0.83%, $1,150,000 par, due 11/15/2013		(1)	1,150,012
Hartford Financial Services Group Inc	6%, $715,000 par, due 1/15/2019		(1)	745,152
Home Depot Inc	5.4%, $500,000 par, due 3/1/2016		(1)	560,305
Indiana Housing & Community Development Authority	5.69%, $385,000 par, due 7/1/2037		(1)	386,625
Iowa Finance Authority	5.75%, $305,000 par, due 7/1/2037		(1)	308,694
JPMorgan Chase & Co	4.95%, $300,000 par, due 3/25/2020		(1)	307,971
JPMorgan Chase & Co	4.25%, $500,000 par, due 10/15/2020		(1)	488,325
JP Morgan Chase Comm Mortgage Sec Corp	5.87%, $1,299,993 par, due 4/15/2045		(1)	1,395,881
Jefferies & Co Inc	0.51%, $389,798 par, due 5/26/2037		(1)	281,617
Jefferies & Co Inc	0.51%, $102,114 par, due 5/26/2037		(1)	13,530
Jefferies & Co Inc	0.61%, $255,960 par, due 11/26/2036		(1)	190,317
Jefferies & Co Inc	0.61%, $78,591 par, due 11/26/2036		(1)	10,413
Jefferies & Co Inc	1.76%, $540,241 par, due 6/26/2037		(1)	504,908
Jefferies & Co Inc	1.76%, $137,425 par, due 6/26/2037		(1)	23,671
Jefferies & Co Inc	0.66%, $313,967 par, due 8/26/2046		(1)	281,785
Jefferies & Co Inc	0.66%, $26,530 par, due 8/26/2046		(1)	1,051
Jefferies & Co Inc	1.29%, $594,940 par, due 2/26/2046		(1)	380,866
Jefferies & Co Inc	1.29%, $121,168 par, due 2/26/2046		(1)	14,784
Jefferies & Co Inc	0.46%, $371,979 par, due 2/26/2047		(1)	244,494
Jefferies & Co Inc	0.46%, $82,932 par, due 2/26/2047		(1)	10,256
Jefferies & Co Inc	0.55%, $289,789 par, due 7/26/2047		(1)	212,609
Jefferies & Co Inc	0.55%, $75,402 par, due 7/26/2047		(1)	10,157
Jefferies & Co Inc	1.33%, $292,087 par, due 9/26/2046		(1)	254,515
Jefferies & Co Inc	1.33%, $66,549 par, due 9/26/2046		(1)	10,875
Jefferies & Co Inc	1.1%, $476,720 par, due 5/26/2047		(1)	333,263
Jefferies & Co Inc	1.1%, $101,029 par, due 5/26/2047		(1)	13,386
Jefferies & Co Inc	1.32%, $509,192 par, due 6/26/2046		(1)	258,819
Jefferies & Co Inc	1.32%, $118,988 par, due 6/26/2046		(1)	11,299
Jefferies & Co Inc	6%, $942,660 par, due 10/26/2036		(1)	885,063
Jefferies & Co Inc	6%, $60,606 par, due 10/26/2036		(1)	21,818
Johns Hopkins University	5.25%, $450,000 par, due 7/1/2019		(1)	493,542
Kansas City Power & Light Co	7.15%, $450,000 par, due 4/1/2019		(1)	531,194
Kentucky Housing Corp	5.92%, $175,000 par, due 7/1/2034		(1)	176,297
Keycorp Student Loan Trust	1.01%, $1,000,000 par, due 11/25/2036		(1)	530,938
Kimberly-Clark Corp	6.13%, $200,000 par, due 8/1/2017		(1)	233,414
Kimberly-Clark Corp	7.5%, $500,000 par, due 11/1/2018		(1)	626,480
Kraft Foods Inc	6.25%, $220,000 par, due 6/1/2012		(1)	235,341
Kraft Foods Inc	6.75%, $700,000 par, due 2/19/2014		(1)	797,958
German Gov Gtd Kreditanstalt fuer Wiederaufbau	3.5%, $700,000 par, due 3/10/2014		(1)	744,772
German Gov Gtd Kreditanstalt fuer Wiederaufbau	1.38%, $700,000 par, due 7/15/2013		(1)	705,397
City of La Crosse WI	5.5%, $600,000 par, due 12/1/2013		(1)	601,512
LB-UBS Commercial Mortgage Trust	4.39%, $1,975,000 par, due 3/15/2032		(1)	2,069,148

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
LB-UBS Commercial Mortgage Trust	5.16%, $1,140,000 par, due 2/15/2031		(1)	1,217,725
Liberty Property LP	5.5%, $300,000 par, due 12/15/2016		(1)	324,789
Liberty Property LP	6.63%, $125,000 par, due 10/1/2017		(1)	141,609
Lincoln National Corp	6.2%, $450,000 par, due 12/15/2011		(1)	471,317
Manufacturers & Traders Trust Co	5.58%, $405,000 par, due 12/28/2020		(1)	383,628
Marathon Oil Corp	6%, $750,000 par, due 10/1/2017		(1)	851,820
McCormick & Co Inc/MD	5.75%, $150,000 par, due 12/15/2017		(1)	168,860
McDonald’s Corp	5.8%, $225,000 par, due 10/15/2017		(1)	259,974
Medtronic Inc	4.75%, $300,000 par, due 9/15/2015		(1)	332,079
MLCC Mortgage Investors Inc	0.92%, $399,513 par, due 6/25/2028		(1)	385,435
Merrill Lynch & Co Inc	6.05%, $400,000 par, due 5/16/2016		(1)	412,124
MetLife Inc	5.38%, $415,000 par, due 12/15/2012		(1)	444,394
State of Michigan	6.4%, $500,000 par, due 11/1/2017		(1)	551,390
SABMiller PLC	5.5%, $800,000 par, due 8/15/2013		(1)	868,320
City of Minneapolis MN	5.8%, $400,000 par, due 2/1/2018		(1)	401,460
Minnesota Housing Finance Agency	5.85%, $230,000 par, due 7/1/2036		(1)	231,665
Minnesota Housing Finance Agency	6.13%, $200,000 par, due 7/1/2038		(1)	205,976
Missouri Higher Education Loan Authority	1.09%, $1,000,000 par, due 8/26/2030		(1)	996,630
Morgan Stanley	0.77%, $200,000 par, due 10/15/2015		(1)	187,514
Morgan Stanley	4.1%, $350,000 par, due 1/26/2015		(1)	355,082
NTC Capital I	0.81%, $300,000 par, due 1/15/2027		(1)	238,872
Nomura Asset Acceptance Corp	6.5%, $433,018 par, due 10/25/2034		(1)	442,548
Nomura Asset Acceptance Corp	6.5%, $365,471 par, due 2/25/2035		(1)	372,854
National City Bank/Cleveland OH	0.67%, $500,000 par, due 6/7/2017		(1)	450,625
National Commerce Capital Trust I	1.28%, $500,000 par, due 4/1/2027		(1)	338,170
Nelnet Education Loan Funding Inc	0.43%, $650,000 par, due 8/26/2019		(1)	643,071
New Hampshire Housing Finance Authority	5.53%, $465,000 par, due 7/1/2037		(1)	472,533
New York Life Global Funding	5.38%, $450,000 par, due 9/15/2013		(1)	496,476
New York State Urban Development Corp	6.5%, $650,000 par, due 12/15/2018		(1)	726,174
Norfolk Southern Corp	5.75%, $650,000 par, due 1/15/2016		(1)	730,405
Northstar Education Finance Inc	1.04%, $709,200 par, due 10/28/2045		(1)	695,016
Novartis Capital Corp	4.13%, $500,000 par, due 2/10/2014		(1)	533,595
Province of Ontario Canada	4.1%, $625,000 par, due 6/16/2014		(1)	675,119
State of Oregon	5.54%, $300,000 par, due 8/1/2035		(1)	274,884
State of Oregon	5.5%, $400,000 par, due 10/1/2011		(1)	412,092
US Gov Gtd Overseas Private Investment Corp	4.44%, $690,391 par, due 2/27/2027		(1)	700,781
Pacific Beacon LLC	5.38%, $875,000 par, due 7/15/2026		(1)	889,604
PacifiCorp	5.65%, $350,000 par, due 7/15/2018		(1)	400,589
PacifiCorp	5.5%, $335,000 par, due 1/15/2019		(1)	377,713
Parker Hannifin Corp	5.5%, $400,000 par, due 5/15/2018		(1)	446,792
Peoples Energy Corp	6.9%, $490,000 par, due 1/15/2011		(1)	490,823
PepsiAmericas Inc	5.75%, $400,000 par, due 7/31/2012		(1)	430,460
PepsiCo Inc/NC	5%, $400,000 par, due 6/1/2018		(1)	441,560
Principal Life Global Funding I	6.25%, $325,000 par, due 2/15/2012		(1)	339,170
ProLogis	6.63%, $909,000 par, due 5/15/2018		(1)	965,167
Prudential Financial Inc	6%, $375,000 par, due 12/1/2017		(1)	416,288
Public Service Co Of New Hampshire	6%, $300,000 par, due 5/1/2018		(1)	331,665
Public Service Co of Oklahoma	6.15%, $325,000 par, due 8/1/2016		(1)	364,215
Realty Income Corp	5.5%, $300,000 par, due 11/15/2015		(1)	323,100
Regions Bank/Birmingham AL	7.5%, $1,000,000 par, due 5/15/2018		(1)	1,030,000
Roche Holdings Inc	5%, $700,000 par, due 3/1/2014		(1)	766,549
SLM Student Loan Trust	0.41%, $1,087,216 par, due 12/15/2032		(1)	1,011,013
SLC Student Loan Trust	1.16%, $1,974,125 par, due 11/25/2042		(1)	1,976,020
EXIM Bank Gtd San Clemente Leasing LLC	3.03%, $1,175,000 par, due 11/22/2022		(1)	1,146,271
Merck & Co Inc	5.3%, $420,000 par, due 12/1/2013		(1)	466,536
Charles Schwab Corp/The	6.38%, $450,000 par, due 9/1/2017		(1)	507,821
Simon Property Group LP	6.13%, $300,000 par, due 5/30/2018		(1)	337,185
Simon Property Group LP	4.2%, $250,000 par, due 2/1/2015		(1)	261,408
Small Business Administration Participation Certs	4.57%, $1,165,895 par, due 6/1/2025		(1)	1,219,876
Small Business Administration Part Certificates	5.21%, $1,078,464 par, due 1/1/2026		(1)	1,150,829
Small Business Administration Participation Certs	5.29%, $734,443 par, due 12/1/2027		(1)	781,447
Small Business Administration Participation Certs	5.49%, $1,502,318 par, due 5/1/2028		(1)	1,613,790
Small Business Administration Part Certificates	5.87%, $1,567,758 par, due 7/1/2028		(1)	1,707,602
Small Business Administration Participation Certs	5.6%, $871,078 par, due 9/1/2028		(1)	937,454
Small Business Administration Part Certificates	5.63%, $3,479,579 par, due 10/1/2028		(1)	3,832,791
Small Business Administration Part Certificates	5.72%, $2,965,096 par, due 1/1/2029		(1)	3,259,826
Small Business Administration	4.75%, $344,149 par, due 8/10/2014		(1)	361,012
Small Business Administration	4.94%, $951,063 par, due 8/10/2015		(1)	1,003,372
Small Business Administration	5.68%, $568,538 par, due 8/2/2016		(1)	611,974
Societe Financement de l’Economie Francaise	3.38%, $1,900,000 par, due 5/5/2014		(1)	2,001,099
Southwestern Public Service Co	5.6%, $300,000 par, due 10/1/2016		(1)	328,707
Sovereign Bank/Wyomissing PA	5.13%, $410,000 par, due 3/15/2013		(1)	414,969
SunTrust Capital III	0.95%, $600,000 par, due 3/15/2028		(1)	437,280
Target Corp	6%, $285,000 par, due 1/15/2018		(1)	329,953
TCF National Bank	1.93%, $670,000 par, due 6/15/2014		(1)	643,200
Tesco PLC	5.5%, $450,000 par, due 11/15/2017		(1)	502,043
State of Texas	5.5%, $700,000 par, due 10/1/2022		(1)	747,950
Time Warner Cable Inc	5.4%, $182,000 par, due 7/2/2012		(1)	193,217

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Time Warner Cable Inc	6.2%, $1,000,000 par, due 7/1/2013		(1)	1,110,630
Toll Road Investors Partnership II LP	7.72%, $994 par, due 12/15/2041		(1)	566,730
Travelers Cos Inc/The	5.8%, $450,000 par, due 5/15/2018		(1)	504,113
City of Trenton NJ	4.9%, $845,000 par, due 4/1/2015		(1)	871,263
Princeton University	4.95%, $350,000 par, due 3/1/2019		(1)	379,260
US Bank NA/Cincinnati OH	6.3%, $650,000 par, due 2/4/2014		(1)	725,160
Union Electric Co	6.7%, $300,000 par, due 2/1/2019		(1)	349,701
Union Pacific Corp	4.88%, $250,000 par, due 1/15/2015		(1)	268,838
Union Pacific Corp	5.75%, $575,000 par, due 11/15/2017		(1)	645,616
United States Treasury Inflation Indexed Bonds	1.88%, $2,150,000 par, due 7/15/2019		(1)	2,394,473
United States Treasury Inflation Indexed Bonds	1.25%, $5,200,000 par, due 7/15/2020		(1)	5,339,592
United States Treasury Note/Bond	2.63%, $1,555,000 par, due 8/15/2020		(1)	1,474,218
United States Treasury Note/Bond	2.63%, $4,275,000 par, due 11/15/2020		(1)	4,032,522
Valspar Corp	5.63%, $300,000 par, due 5/1/2012		(1)	314,913
Verizon Communications Inc	8.75%, $300,000 par, due 11/1/2018		(1)	391,746
Cellco Partnership / Verizon Wireless Capital LLC	8.5%, $300,000 par, due 11/15/2018		(1)	392,565
Virginia Housing Development Authority	6%, $461,862 par, due 6/25/2034		(1)	462,342
WaMu Mortgage Pass Through Certificates	0.49%, $564,193 par, due 4/25/2045		(1)	472,433
WaMu Mortgage Pass Through Certificates	2.91%, $383,577 par, due 7/25/2047		(1)	243,000
Wachovia Bank Commercial Mortgage Trust	5.2%, $1,000,000 par, due 10/15/2044		(1)	1,080,790
Wachovia Bank Commercial Mortgage Trust	5.08%, $1,250,000 par, due 10/15/2035		(1)	1,343,713
Wachovia Bank Commercial Mortgage Trust	4.85%, $2,000,000 par, due 10/15/2041		(1)	2,132,180
Wachovia Bank NA	6%, $725,000 par, due 11/15/2017		(1)	804,366
WaMu Mortgage Pass Through Certificates	0.58%, $503,294 par, due 1/25/2045		(1)	422,546
Washington State University	5.99%, $350,000 par, due 10/1/2027		(1)	347,347
Weingarten Realty Investors	7%, $375,000 par, due 7/15/2011		(1)	385,770
Wisconsin Housing & Economic Development Authority	5.81%, $355,000 par, due 3/1/2037		(1)	361,628
Wisconsin Housing & Economic Development Authority	5.73%, $330,000 par, due 9/1/2037		(1)	333,584
Wisconsin Housing & Economic Development Authority	5.53%, $115,000 par, due 3/1/2038		(1)	114,092
XTO Energy Inc	6.5%, $815,000 par, due 12/15/2018		(1)	997,446
Wells Fargo Short Term Investment Fund G	0.31%		(1)	28,410,997

				240,411,908

	Accrued income receivable			1,679,239
	Cash			6,380
	Payable for investment securities purchased on a forward commitment basis			(12,441,506)
	Receivable for investment payments due			315,596

	Total securities			229,971,617

Rabobank Nederland	4.16%		(1)	—
Monumental Life Ins. Co.	4.14%		(1)	—
AMB Property LP	4.5%, $750,000 par, due 8/15/2017		(1)	749,963
AT&T Inc	4.95%, $900,000 par, due 1/15/2013		(1)	964,683
Air Products & Chemicals Inc	4.15%, $700,000 par, due 2/1/2013		(1)	735,357
Alabama Power Co	4.85%, $650,000 par, due 12/15/2012		(1)	697,177
Rio Tinto Alcan Inc	5.2%, $600,000 par, due 1/15/2014		(1)	644,700
Alcoa Inc	5.72%, $392,000 par, due 2/23/2019		(1)	397,562
Alcoa Inc	5.87%, $133,000 par, due 2/23/2022		(1)	132,132
Fannie Mae Pool	6.5%, $4,000,000 par, due 1/1/2034		(1)	4,445,000
Allstate Corp/The	7.5%, $500,000 par, due 6/15/2013		(1)	565,050
Ally Auto Receivables Trust	0.91%, $4,400,000 par, due 11/17/2014		(1)	4,371,840
EXIM Bank Gtd Amal Ltd/Cayman Islands	3.46%, $2,739,773 par, due 8/21/2021		(1)	2,791,582
American Express Credit Corp	5.88%, $550,000 par, due 5/2/2013		(1)	598,147
Wyeth	6.95%, $850,000 par, due 3/15/2011		(1)	860,957
Freddie Mac Gold Pool	3.5%, $2,125,000 par, due 10/15/2025		(1)	2,137,623
Amsouth Bank/Birmingham AL	4.85%, $700,000 par, due 4/1/2013		(1)	679,000
Archer-Daniels-Midland Co	5.45%, $900,000 par, due 3/15/2018		(1)	1,001,376
Arizona Public Service Co	6.38%, $750,000 par, due 10/15/2011		(1)	781,035
Atlantic City Electric Co	7.75%, $650,000 par, due 11/15/2018		(1)	793,195
Atlantic Richfield Co	9.13%, $900,000 par, due 3/1/2011		(1)	912,141
BAE Systems Holdings Inc	6.4%, $550,000 par, due 12/15/2011		(1)	578,765
BHP Billiton Finance USA Ltd	5.4%, $850,000 par, due 3/29/2017		(1)	940,797
Covered BNP Paribas Home Loan Covered Bonds SA	2.2%, $1,325,000 par, due 11/2/2015		(1)	1,268,979
City of Baltimore MD	4.5%, $695,000 par, due 10/15/2013		(1)	745,019
Banc of America Commercial Mortgage Inc	5.12%, $4,000,000 par, due 10/10/2045		(1)	4,286,520
Banc of America Commercial Mortgage Inc	5.2%, $1,200,000 par, due 9/10/2047		(1)	1,288,872
Banc of America Commercial Mortgage Inc	5.12%, $750,000 par, due 7/11/2043		(1)	772,658
Bank of America Corp	5.42%, $300,000 par, due 3/15/2017		(1)	297,285
Bank of America NA	5.3%, $1,250,000 par, due 3/15/2017		(1)	1,266,788
Bank of America Auto Trust	1.67%, $2,150,000 par, due 12/15/2013		(1)	2,166,018
Barclays Bank PLC	5%, $1,300,000 par, due 9/22/2016		(1)	1,375,660
Covered Barclays Bank PLC	2.5%, $1,525,000 par, due 9/21/2015		(1)	1,469,719
Bear Stearns Commercial Mortgage Securities	4.58%, $967,185 par, due 6/11/2041		(1)	999,711
Bemis Co Inc	4.88%, $175,000 par, due 4/1/2012		(1)	182,151
Blue Cross & Blue Shield of Florida Inc	8.25%, $1,000,000 par, due 11/15/2011		(1)	1,041,800
Bottling Group LLC	5.13%, $650,000 par, due 1/15/2019		(1)	709,085
Branch Banking & Trust Co/Wilson NC	5.63%, $750,000 par, due 9/15/2016		(1)	818,798

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Brazos Student Finance Corp	0.55%, $858,410 par, due 6/25/2027		(1)	826,349
Brown-Forman Corp	5.2%, $475,000 par, due 4/1/2012		(1)	499,173
Burlington Northern Santa Fe LLC	5.65%, $800,000 par, due 5/1/2017		(1)	891,608
Citigroup/Deutsche Bank Commercial Mortgage Trust	5.22%, $1,176,746 par, due 7/15/2044		(1)	1,198,281
Citigroup/Deutsche Bank Comm Mortgage Trust	5.35%, $1,450,000 par, due 1/15/2046		(1)	1,556,140
Countrywide Home Loan Mort Pass Through Trust	0.68%, $301,511 par, due 7/25/2036		(1)	245,783
CIT Education Loan Trust	0.39%, $1,202,497 par, due 3/15/2022		(1)	1,195,787
CRH America Inc	4.13%, $850,000 par, due 1/15/2016		(1)	844,569
CVS Caremark Corp	5.75%, $1,000,000 par, due 6/1/2017		(1)	1,112,650
Countrywide Asset-Backed Certificates	0.63%, $207,201 par, due 11/25/2035		(1)	163,324
Countrywide Asset-Backed Certificates	0.64%, $63,460 par, due 12/25/2034		(1)	59,231
Countrywide Alternative Loan Trust	1.85%, $396,213 par, due 8/25/2035		(1)	244,947
Countrywide Alternative Loan Trust	1.64%, $330,526 par, due 7/20/2035		(1)	197,423
Countrywide Asset-Backed Certificates	5.63%, $401,784 par, due 7/25/2027		(1)	366,776
Countrywide Home Loan Mort Pass Through Trust	0.66%, $348,662 par, due 11/25/2034		(1)	310,403
Countrywide Home Loan Mortgage Pass Through Trust	0.61%, $429,988 par, due 2/25/2035		(1)	282,812
Countrywide Home Loan Mortgage Pass Through Trust	0.57%, $350,232 par, due 3/25/2035		(1)	222,433
Countrywide Home Loan Mort Pass Through Trust	0.62%, $661,690 par, due 3/25/2035		(1)	545,477
Covered Canadian Imperial Bank of Commerce/Canada	2%, $3,000,000 par, due 2/4/2013		(1)	3,053,640
Canadian National Railway Co	4.95%, $750,000 par, due 1/15/2014		(1)	815,123
Cargill Inc	5.6%, $900,000 par, due 9/15/2012		(1)	966,150
Carolina Power & Light Co	5.3%, $1,200,000 par, due 1/15/2019		(1)	1,332,024
Chevron Corp	3.95%, $1,000,000 par, due 3/3/2014		(1)	1,067,560
City of Chicago IL	6.05%, $1,000,000 par, due 1/1/2029		(1)	947,710
Citigroup Inc	5%, $500,000 par, due 9/15/2014		(1)	517,240
Citigroup Inc	6.5%, $550,000 par, due 8/19/2013		(1)	603,933
County of Clark NV	5.21%, $1,000,000 par, due 11/1/2016		(1)	1,079,560
Coca-Cola Refreshments USA Inc	7.38%, $1,000,000 par, due 3/3/2014		(1)	1,165,730
Comcast Corp	4.95%, $500,000 par, due 6/15/2016		(1)	538,705
Australian Gov Gtd Commonwealth Bank of Australia	2.9%, $4,000,000 par, due 9/17/2014		(1)	4,177,960
Connecticut Light & Power Co/The	5.38%, $750,000 par, due 3/1/2017		(1)	816,270
State of Connecticut	5.69%, $550,000 par, due 3/15/2023		(1)	582,450
ConocoPhillips	5.75%, $450,000 par, due 2/1/2019		(1)	512,825
ConocoPhillips Canada Funding Co I	5.63%, $900,000 par, due 10/15/2016		(1)	1,022,922
Cook County Township High School Dist No 225	5.24%, $595,000 par, due 12/1/2014		(1)	607,709
Corn Products International Inc	6%, $400,000 par, due 4/15/2017		(1)	431,944
Cornell University	4.35%, $500,000 par, due 2/1/2014		(1)	540,745
FDIC Gtd FDIC Structured Sale Guaranteed Notes	$3, 250,000 par, due 10/25/2012		(1)	3,163,485
Credit Suisse First Boston Mortgage Securities Corp	4.82%, $401,989 par, due 2/15/2038		(1)	412,526
Credit Suisse/New York NY	4.38%, $750,000 par, due 8/5/2020		(1)	736,350
Credit Suisse Mortgage Capital Certificates	5.54%, $1,575,000 par, due 2/15/2039		(1)	1,694,795
Credit Suisse/New York NY	5%, $1,000,000 par, due 5/15/2013		(1)	1,076,280
Dallas Independent School District	4.25%, $1,000,000 par, due 2/15/2019		(1)	983,460
John Deere Capital Corp	4.95%, $250,000 par, due 12/17/2012		(1)	269,655
John Deere Capital Corp	4.9%, $250,000 par, due 9/9/2013		(1)	272,588
Deutsche Bank AG/London	4.88%, $830,000 par, due 5/20/2013		(1)	889,951
Devon Energy Corp	5.63%, $1,000,000 par, due 1/15/2014		(1)	1,105,210
Diageo Capital PLC	7.38%, $1,000,000 par, due 1/15/2014		(1)	1,158,120
Walt Disney Co/The	4.5%, $1,000,000 par, due 12/15/2013		(1)	1,092,130
EI du Pont de Nemours & Co	5%, $350,000 par, due 7/15/2013		(1)	382,820
Duke Realty LP	5.95%, $1,000,000 par, due 2/15/2017		(1)	1,041,480
Duke Realty LP	7.38%, $867,000 par, due 2/15/2015		(1)	967,615
Duke Energy Carolinas LLC	5.75%, $1,000,000 par, due 11/15/2013		(1)	1,120,210
Duke University	5.15%, $1,175,000 par, due 4/1/2019		(1)	1,279,305
City of El Paso TX	3.61%, $1,000,000 par, due 8/15/2014		(1)	1,058,520
Entergy Gulf States Louisiana LLC	6%, $750,000 par, due 5/1/2018		(1)	824,220
European Investment Bank	3%, $2,200,000 par, due 4/8/2014		(1)	2,305,600
Evansville-Vanderburgh School Corp	4.85%, $240,000 par, due 1/5/2011		(1)	240,103
Ewing Township Board of Education	4.8%, $675,000 par, due 5/1/2015		(1)	686,759
CAN Gov Gtd Export Development Canada	3.13%, $1,400,000 par, due 4/24/2014		(1)	1,474,340
Freddie Mac Gold Pool	5.5%, $812,220 par, due 2/1/2018		(1)	856,291
Freddie Mac Gold Pool	5%, $213,161 par, due 5/1/2021		(1)	227,051
Freddie Mac Gold Pool	6%, $1,819,834 par, due 8/1/2038		(1)	2,011,917
Freddie Mac Gold Pool	6%, $1,112,677 par, due 8/1/2038		(1)	1,230,120
Freddie Mac Gold Pool	6%, $767,217 par, due 9/1/2038		(1)	838,131
Freddie Mac Gold Pool	3.5%, $2,100,000 par, due 12/1/2025		(1)	2,115,750
Freddie Mac Non Gold Pool	5.36%, $1,023,466 par, due 12/1/2036		(1)	1,076,236
Freddie Mac Non Gold Pool	3%, $2,125,000 par, due 11/1/2040		(1)	2,166,268
Freddie Mac Gold Pool	5%, $1,646,361 par, due 2/1/2020		(1)	1,761,870
Federal Home Loan Banks	3.63%, $5,000,000 par, due 10/18/2013		(1)	5,339,050
Freddie Mac Non Gold Pool	2.99%, $516,347 par, due 7/1/2034		(1)	530,160
Fannie Mae Pool	4.83%, $1,657,016 par, due 7/1/2011		(1)	1,656,204
Federal Home Loan Mortgage Corp	4.88%, $3,925,000 par, due 6/13/2018		(1)	4,389,485
Fannie Mae Pool	4.93%, $676,059 par, due 4/1/2036		(1)	700,607
Fannie Mae Pool	4.65%, $3,254,085 par, due 7/1/2013		(1)	3,432,044
Fannie Mae Pool	3%, $2,125,000 par, due 1/1/2041		(1)	2,169,476
Fannie Mae Pool	2.91%, $402,055 par, due 11/1/2041		(1)	398,103
Fannie Mae REMICS	5.5%, $252,417 par, due 4/25/2017		(1)	273,408

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Fannie Mae Grantor Trust	7%, $209,583 par, due 7/25/2042		(1)	240,433
Fannie Mae Grantor Trust	7%, $77,386 par, due 8/25/2042		(1)	91,219
Fannie Mae Grantor Trust	0.5%, $26,451,973 par, due 11/25/2012		(1)	225,106
Fannie Mae Whole Loan	6.5%, $486,832 par, due 9/25/2042		(1)	540,048
Fannie Mae Whole Loan	7%, $86,528 par, due 10/25/2042		(1)	101,995
Fannie Mae REMICS	4.5%, $1,177,778 par, due 9/25/2018		(1)	1,241,531
Fannie Mae REMICS	5%, $883,053 par, due 10/25/2018		(1)	942,245
Fannie Mae Whole Loan	7%, $588,693 par, due 2/25/2044		(1)	693,921
Fannie Mae REMICS	4%, $1,750,000 par, due 4/25/2019		(1)	1,835,330
Fannie Mae Grantor Trust	6%, $760,849 par, due 2/25/2044		(1)	838,364
Fannie Mae Whole Loan	6.5%, $527,647 par, due 10/25/2044		(1)	606,134
Fannie Mae REMICS	5.5%, $1,662,191 par, due 4/25/2035		(1)	1,792,008
FHLMC Structured Pass Through Securities	7%, $1,608,369 par, due 7/25/2043		(1)	1,846,632
Freddie Mac REMICS	4.5%, $6,000,000 par, due 7/15/2019		(1)	6,438,720
Freddie Mac REMICS	5%, $3,000,000 par, due 8/15/2030		(1)	3,129,930
Freddie Mac REMICS	5%, $3,350,000 par, due 4/15/2020		(1)	3,613,143
Fannie Mae-Aces	5.26%, $1,500,000 par, due 5/25/2020		(1)	1,612,035
Freddie Mac REMICS	4%, $3,725,000 par, due 6/15/2023		(1)	3,895,121
Fannie Mae Pool	5%, $7,326,730 par, due 6/1/2035		(1)	7,739,958
Fannie Mae Pool	5%, $468,627 par, due 5/1/2015		(1)	489,293
Fannie Mae Pool	5.04%, $1,655,803 par, due 7/1/2035		(1)	1,750,217
Fannie Mae Pool	5.01%, $361,083 par, due 5/1/2036		(1)	381,491
Fannie Mae Pool	1.54%, $154,624 par, due 4/1/2044		(1)	154,931
Fannie Mae Pool	5%, $1,737,648 par, due 10/1/2019		(1)	1,868,250
Fannie Mae Pool	5%, $1,016,276 par, due 12/1/2019		(1)	1,092,659
Fannie Mae Pool	2.85%, $722,637 par, due 5/1/2035		(1)	755,004
Fannie Mae Pool	2.12%, $477,224 par, due 1/1/2035		(1)	495,492
Fannie Mae Pool	5%, $2,470,250 par, due 8/1/2020		(1)	2,655,914
Fannie Mae Pool	2.18%, $564,963 par, due 7/1/2035		(1)	588,081
Fannie Mae Pool	2.2%, $737,654 par, due 7/1/2035		(1)	766,681
Fannie Mae Pool	5.41%, $707,288 par, due 7/1/2011		(1)	696,750
Fannie Mae Pool	4%, $3,330,050 par, due 4/1/2024		(1)	3,438,809
Fannie Mae Pool	4.16%, $2,788,082 par, due 5/1/2036		(1)	2,850,785
Fannie Mae Pool	6.05%, $391,963 par, due 1/1/2037		(1)	415,920
Fannie Mae Pool	6%, $2,271,650 par, due 9/1/2038		(1)	2,459,152
Fannie Mae Pool	5.54%, $350,753 par, due 4/1/2037		(1)	372,538
Fannie Mae Pool	4.95%, $4,845,555 par, due 8/1/2014		(1)	5,138,081
Fannie Mae Pool	5.38%, $4,566,323 par, due 11/1/2013		(1)	4,762,674
Fifth Third Home Equity Loan Trust	0.51%, $368,090 par, due 9/20/2023		(1)	297,851
First Massachusetts Bank NA	7.63%, $300,000 par, due 6/15/2011		(1)	309,171
First Maryland Capital II	1.14%, $1,000,000 par, due 2/1/2027		(1)	740,200
Fort Eustis/Fort Story Housing LLC	4.98%, $450,000 par, due 12/15/2020		(1)	427,176
Fort Sam Houston Family Housing LP	5.18%, $470,000 par, due 3/15/2020		(1)	454,316
Fulton County Development Authority	4.92%, $650,000 par, due 5/1/2011		(1)	658,203
GMAC Mortgage Corp Loan Trust	0.48%, $124,903 par, due 8/25/2035		(1)	51,248
GMAC Mortgage Corp Loan Trust	0.47%, $271,730 par, due 11/25/2036		(1)	144,832
Ginnie Mae II pool	0.88%, $4,723,867 par, due 5/20/2058		(1)	4,655,962
Ginnie Mae II pool	1.65%, $1,434,742 par, due 8/20/2058		(1)	1,460,746
GSAMP Trust	0.61%, $650,352 par, due 1/25/2045		(1)	513,778
GSMPS Mortgage Loan Trust	0.66%, $1,411,097 par, due 6/25/2034		(1)	1,199,432
GSAMP Trust	0.6%, $31,705 par, due 1/25/2035		(1)	30,609
GSMPS Mortgage Loan Trust	0.61%, $190,247 par, due 3/25/2035		(1)	161,710
Ginnie Mae II pool	5.76%, $5,151,664 par, due 4/1/2058		(1)	5,646,801
Ginnie Mae II pool	5.63%, $3,051,786 par, due 2/20/2059		(1)	3,328,205
Ginnie Mae II pool	5.46%, $7,217,461 par, due 8/1/2059		(1)	7,856,790
Ginnie Mae II pool	5.46%, $5,269,725 par, due 8/1/2059		(1)	5,733,767
GE Capital Commercial Mortgage Corp	4.37%, $113,174 par, due 1/10/2038		(1)	114,077
GE Capital Commercial Mortgage Corp	4.87%, $874,147 par, due 5/10/2043		(1)	908,807
GE Capital Commercial Mortgage Corp	5.33%, $1,825,000 par, due 3/10/2044		(1)	1,964,759
General Electric Co	5%, $750,000 par, due 2/1/2013		(1)	801,728
General Electric Capital Corp	4.8%, $200,000 par, due 5/1/2013		(1)	213,818
General Electric Capital Corp	6%, $1,000,000 par, due 8/7/2019		(1)	1,112,590
General Mills Inc	5.65%, $500,000 par, due 2/15/2019		(1)	556,630
Georgia Power Co	6%, $350,000 par, due 11/1/2013		(1)	391,342
GlaxoSmithKline Capital Inc	5.65%, $800,000 par, due 5/15/2018		(1)	914,744
Goldman Sachs Group Inc/The	5.5%, $900,000 par, due 11/15/2014		(1)	973,305
Great River Energy	5.83%, $519,308 par, due 7/1/2017		(1)	567,344
Greenwich Capital Commercial Funding Corp	4.95%, $1,500,000 par, due 1/11/2035		(1)	1,570,740
Greenwich Capital Commercial Funding Corp	4.53%, $480,950 par, due 1/5/2036		(1)	493,729
HSBC Home Equity Loan Trust	0.53%, $505,215 par, due 1/20/2035		(1)	464,601
HSBC Home Equity Loan Trust	0.49%, $334,000 par, due 3/20/2036		(1)	246,963
HSBC Home Equity Loan Trust	0.42%, $370,181 par, due 1/20/2036		(1)	341,732
Halliburton Co	5.9%, $950,000 par, due 9/15/2018		(1)	1,071,391
Harborview Mortgage Loan Trust	0.6%, $717,408 par, due 6/20/2035		(1)	590,814
Hartford Life Global Funding Trusts	5.2%, $850,000 par, due 2/15/2011		(1)	854,318
Hewlett-Packard Co	4.5%, $840,000 par, due 3/1/2013		(1)	899,102
Village of Hoffman Estates IL	4.95%, $280,000 par, due 12/1/2014		(1)	303,335
Village of Hoffman Estates IL	5%, $485,000 par, due 12/1/2015		(1)	519,692

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Home Depot Inc	5.4%, $625,000 par, due 3/1/2016		(1)	700,381
Hudson United Bank/Mahwah NJ	7%, $500,000 par, due 5/15/2012		(1)	538,525
Indiana Housing & Community Development Authority	5.9%, $580,000 par, due 1/1/2037		(1)	587,824
Indymac Loan Trust	0.48%, $389,157 par, due 1/25/2011		(1)	93,398
Ingersoll-Rand PLC	4.75%, $600,000 par, due 5/15/2015		(1)	633,528
Inter-American Development Bank	3%, $725,000 par, due 4/22/2014		(1)	760,235
Iowa Finance Authority	5.87%, $800,000 par, due 7/1/2036		(1)	823,104
FNMA Irvine Ranch Water District Joint Powers Agency	2.6%, $2,000,000 par, due 3/15/2014		(1)	2,038,860
JP Morgan Chase Commercial Mortgage Securities Corp	4.77%, $2,000,000 par, due 3/12/2039		(1)	2,099,340
JP Morgan Chase Comm Mortgage Sec Corp	5.87%, $599,997 par, due 4/15/2045		(1)	644,253
Jefferies & Co Inc	0.51%, $346,488 par, due 5/26/2037		(1)	250,327
Jefferies & Co Inc	0.51%, $90,768 par, due 5/26/2037		(1)	12,027
Jefferies & Co Inc	0.61%, $238,896 par, due 11/26/2036		(1)	177,629
Jefferies & Co Inc	0.61%, $73,351 par, due 11/26/2036		(1)	9,719
Jefferies & Co Inc	1.76%, $216,097 par, due 6/26/2037		(1)	201,964
Jefferies & Co Inc	1.76%, $54,970 par, due 6/26/2037		(1)	9,469
Jefferies & Co Inc	0.61%, $135,282 par, due 1/26/2036		(1)	121,293
Jefferies & Co Inc	0.61%, $36,742 par, due 1/26/2036		(1)	6,004
Jefferies & Co Inc	0.66%, $784,917 par, due 8/26/2046		(1)	704,463
Jefferies & Co Inc	0.66%, $66,325 par, due 8/26/2046		(1)	2,626
Jefferies & Co Inc	0.61%, $619,447 par, due 2/26/2036		(1)	549,760
Jefferies & Co Inc	0.61%, $40,940 par, due 2/26/2036		(1)	1,498
Jefferies & Co Inc	1.29%, $446,205 par, due 2/26/2046		(1)	285,650
Jefferies & Co Inc	1.29%, $90,876 par, due 2/26/2046		(1)	11,088
Jefferies & Co Inc	0.45%, $331,663 par, due 4/26/2036		(1)	224,371
Jefferies & Co Inc	0.45%, $70,824 par, due 4/26/2036		(1)	9,071
Jefferies & Co Inc	1.33%, $292,087 par, due 9/26/2046		(1)	254,515
Jefferies & Co Inc	1.33%, $66,549 par, due 9/26/2046		(1)	10,875
Jefferies & Co Inc	0.54%, $508,215 par, due 5/26/2047		(1)	233,774
Jefferies & Co Inc	0.54%, $97,823 par, due 5/26/2047		(1)	8,641
Jefferies & Co Inc	1.3%, $315,285 par, due 6/26/2046		(1)	164,484
Jefferies & Co Inc	1.3%, $75,134 par, due 6/26/2046		(1)	7,301
Jefferies & Co Inc	1.32%, $509,192 par, due 6/26/2046		(1)	258,819
Jefferies & Co Inc	1.32%, $118,988 par, due 6/26/2046		(1)	11,299
Jefferies & Co Inc	1.29%, $516,897 par, due 8/26/2046		(1)	342,152
Jefferies & Co Inc	1.29%, $120,757 par, due 8/26/2046		(1)	14,934
Jefferies & Co Inc	1.1%, $1,212,218 par, due 4/26/2047		(1)	808,475
Jefferies & Co Inc	1.1%, $264,590 par, due 4/26/2047		(1)	33,305
Johns Hopkins University	5.25%, $650,000 par, due 7/1/2019		(1)	712,894
JPMorgan Chase Bank NA	6%, $1,250,000 par, due 10/1/2017		(1)	1,385,700
Kansas City Power & Light Co	6.38%, $800,000 par, due 3/1/2018		(1)	901,104
Kellogg Co	6.6%, $1,000,000 par, due 4/1/2011		(1)	1,015,050
Kentucky Housing Corp	5.75%, $155,000 par, due 7/1/2037		(1)	158,836
Kentucky Housing Corp	5.92%, $165,000 par, due 7/1/2034		(1)	166,223
Kentucky Housing Corp	5.03%, $260,000 par, due 7/1/2011		(1)	264,857
Keycorp Student Loan Trust	1.01%, $900,000 par, due 11/25/2036		(1)	477,844
Kimberly-Clark Corp	6.13%, $450,000 par, due 8/1/2017		(1)	525,182
Koninklijke Philips Electronics NV	4.63%, $750,000 par, due 3/11/2013		(1)	800,228
Kraft Foods Inc	6.25%, $366,000 par, due 6/1/2012		(1)	391,521
German Gov Gtd Kreditanstalt fuer Wiederaufbau	2.25%, $1,800,000 par, due 4/16/2012		(1)	1,835,820
LB-UBS Commercial Mortgage Trust	4.25%, $523,896 par, due 7/15/2027		(1)	543,531
LB-UBS Commercial Mortgage Trust	5.1%, $637,292 par, due 11/15/2030		(1)	637,668
LB-UBS Commercial Mortgage Trust	5.16%, $1,150,000 par, due 2/15/2031		(1)	1,228,407
Lincoln National Corp	6.2%, $300,000 par, due 12/15/2011		(1)	314,211
UK Gov Gtd Lloyds TSB Bank PLC	2.8%, $3,850,000 par, due 4/2/2012		(1)	3,944,056
Los Angeles Unified School District/CA	6%, $1,030,000 par, due 7/1/2013		(1)	1,122,597
Marathon Global Funding Corp	6%, $750,000 par, due 7/1/2012		(1)	801,368
Commonwealth of Massachusetts	3.25%, $1,000,000 par, due 7/1/2014		(1)	1,040,670
Mass Health & Educational Facilities Authority	5.26%, $750,000 par, due 10/1/2018		(1)	835,920
McCormick & Co Inc/MD	5.2%, $500,000 par, due 12/15/2015		(1)	552,160
McCormick & Co Inc/MD	5.25%, $500,000 par, due 9/1/2013		(1)	551,045
McDonald’s Corp	5%, $675,000 par, due 2/1/2019		(1)	738,180
Mellon Funding Corp	6.4%, $900,000 par, due 5/14/2011		(1)	918,603
MLCC Mortgage Investors Inc	0.92%, $88,781 par, due 6/25/2028		(1)	85,652
Merrill Lynch & Co Inc	6.4%, $450,000 par, due 8/28/2017		(1)	475,772
Metropolitan Life Global Funding I	2.88%, $1,000,000 par, due 9/17/2012		(1)	1,024,930
State of Michigan	6.25%, $1,000,000 par, due 11/1/2016		(1)	1,101,000
Minnesota Housing Finance Agency	5.85%, $350,000 par, due 7/1/2036		(1)	352,534
Mississippi Development Bank Special Obligation	5%, $390,000 par, due 6/1/2014		(1)	426,364
Missouri Higher Education Loan Authority	1.09%, $2,000,000 par, due 8/26/2030		(1)	1,993,260
Merrill Lynch/Countrywide Comm Mortgage Trust	5.42%, $945,000 par, due 2/12/2039		(1)	1,020,146
Morgan Stanley	4%, $475,000 par, due 7/24/2015		(1)	477,461
National City Bank/Cleveland OH	0.67%, $400,000 par, due 6/7/2017		(1)	360,500
UK Gov Gtd Nationwide Building Society	2.5%, $2,000,000 par, due 8/17/2012		(1)	2,047,720
Nebo School District	4.41%, $810,000 par, due 7/1/2018		(1)	832,980
Nelnet Education Loan Funding Inc	0.43%, $125,000 par, due 8/26/2019		(1)	123,668
New York Life Global Funding	4.65%, $1,000,000 par, due 5/9/2013		(1)	1,075,370
New York State Urban Development Corp	6.5%, $1,000,000 par, due 12/15/2018		(1)	1,117,190

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

	Description of investment, including
	maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	Units/shares	Cost	Current value
Northern States Power Co/WI	6.38%, $500,000 par, due 9/1/2038		(1)	572,388
Northstar Education Finance Inc	1.04%, $1,595,700 par, due 10/28/2045		(1)	1,563,786
Novartis Capital Corp	4.13%, $1,000,000 par, due 2/10/2014		(1)	1,067,190
Ohio Housing Finance Agency	5.32%, $480,000 par, due 9/1/2038		(1)	493,450
Ohio Housing Finance Agency	6%, $805,000 par, due 9/1/2035		(1)	816,986
Province of Ontario Canada	4.1%, $1,250,000 par, due 6/16/2014		(1)	1,350,238
State of Oregon	4.61%, $655,000 par, due 6/1/2011		(1)	663,698
PNC Funding Corp	3%, $500,000 par, due 5/19/2014		(1)	509,135
PNC Bank NA	5.25%, $500,000 par, due 1/15/2017		(1)	519,070
Pacific Pilot Funding Ltd	1.04%, $154,357 par, due 10/20/2016		(1)	141,545
PacifiCorp	5.65%, $250,000 par, due 7/15/2018		(1)	286,135
PacifiCorp	5.5%, $750,000 par, due 1/15/2019		(1)	845,625
Parker Hannifin Corp	5.5%, $750,000 par, due 5/15/2018		(1)	837,735
Pearson PLC	7%, $1,000,000 par, due 6/15/2011		(1)	1,027,050
Pennsylvania Higher Education Assistance Agency	0.9%, $1,200,000 par, due 9/30/2042		(1)	1,020,000
Peoples Energy Corp	6.9%, $750,000 par, due 1/15/2011		(1)	751,260
PepsiAmericas Inc	5.63%, $750,000 par, due 5/31/2011		(1)	765,188
PepsiCo Inc/NC	5%, $1,000,000 par, due 6/1/2018		(1)	1,103,900
President and Fellows of Harvard College	3.7%, $800,000 par, due 4/1/2013		(1)	847,512
Pricoa Global Funding I	5.63%, $200,000 par, due 5/24/2011		(1)	203,726
Principal Life Global Funding I	5.25%, $600,000 par, due 1/15/2013		(1)	637,644
Prudential Financial Inc	5.15%, $300,000 par, due 1/15/2013		(1)	319,977
Public Service Co of Oklahoma	6.15%, $600,000 par, due 8/1/2016		(1)	672,396
Rabobank NA	4.2%, $1,000,000 par, due 5/13/2014		(1)	1,063,830
Roche Holdings Inc	5%, $750,000 par, due 3/1/2014		(1)	821,303
Roper Industries Inc	6.63%, $750,000 par, due 8/15/2013		(1)	835,905
UK Gov Gtd Royal Bank of Scotland PLC/The	2.63%, $675,000 par, due 5/11/2012		(1)	690,971
SLC Student Loan Trust	0.36%, $182,289 par, due 4/15/2018		(1)	181,835
Merck & Co Inc	5.3%, $1,000,000 par, due 12/1/2013		(1)	1,110,800
Simon Property Group LP	6.13%, $750,000 par, due 5/30/2018		(1)	842,963
Small Business Administration Participation Certs	5.34%, $693,578 par, due 11/1/2021		(1)	721,391
Small Business Administration Participation Certs	5.54%, $1,406,865 par, due 9/1/2026		(1)	1,519,837
Small Business Administration Part Certificates	5.31%, $2,749,959 par, due 5/1/2027		(1)	2,932,831
Small Business Administration Part Certificates	5.68%, $1,469,888 par, due 6/1/2028		(1)	1,590,125
Small Business Administration Participation Certs	5.6%, $2,512,725 par, due 9/1/2028		(1)	2,704,195
Small Business Administration Part Certificates	5.63%, $3,236,817 par, due 10/1/2028		(1)	3,565,387
Small Business Administration Part Certificates	5.72%, $6,492,911 par, due 1/1/2029		(1)	7,138,306
Small Business Administration	4.75%, $479,351 par, due 8/10/2014		(1)	502,839
Small Business Administration	4.64%, $250,891 par, due 2/10/2015		(1)	263,009
Small Business Administration	4.94%, $2,161,508 par, due 8/10/2015		(1)	2,280,391
Small Business Administration	5.68%, $1,166,232 par, due 8/2/2016		(1)	1,255,332
Small Business Administration	5.94%, $3,754,458 par, due 8/10/2018		(1)	4,075,088
Societe Financement de l’Economie Francaise	3.38%, $3,850,000 par, due 5/5/2014		(1)	4,054,859
City of Spokane WA	4.83%, $715,000 par, due 12/1/2014		(1)	783,297
Board of Trustees of The Leland Stanford Junior Univ.	4.25%, $500,000 par, due 5/1/2016		(1)	534,835
State Street Bank and Trust Co	5.3%, $750,000 par, due 1/15/2016		(1)	811,860
Structured Asset Securities Corp	0.61%, $84,202 par, due 8/25/2035		(1)	81,908
Structured Asset Securities Corp	0.51%, $314,347 par, due 8/25/2046		(1)	172,891
SunTrust Bank/Atlanta GA	0.39%, $1,100,000 par, due 5/21/2012		(1)	1,086,778
TIAA Global Markets Inc	4.95%, $700,000 par, due 7/15/2013		(1)	761,229
Target Corp	6%, $600,000 par, due 1/15/2018		(1)	694,638
EXIM Bank Gtd Tayarra Ltd	3.63%, $1,897,960 par, due 2/15/2022		(1)	1,919,426
Thermo Fisher Scientific Inc	5%, $450,000 par, due 6/1/2015		(1)	491,126
Thomson Reuters Corp	5.7%, $750,000 par, due 10/1/2014		(1)	833,400
Time Warner Cable Inc	6.2%, $1,000,000 par, due 7/1/2013		(1)	1,110,630
Princeton University	4.95%, $1,250,000 par, due 3/1/2019		(1)	1,354,500
Trustees of Dartmouth College	4.75%, $1,000,000 par, due 6/1/2019		(1)	1,068,148
United States Treasury Note/Bond	8.13%, $1,175,000 par, due 8/15/2019		(1)	1,637,010
United States Treasury Inflation Indexed Bonds	2.5%, $2,200,000 par, due 1/15/2029		(1)	2,542,945
United States Treasury Inflation Indexed Bonds	2.13%, $6,300,000 par, due 1/15/2019		(1)	7,101,565
United States Treasury Inflation Indexed Bonds	1.88%, $1,925,000 par, due 7/15/2019		(1)	2,143,889
United States Treasury Note/Bond	2.63%, $3,625,000 par, due 7/31/2014		(1)	3,791,243
United States Treasury Note/Bond	3.38%, $4,000,000 par, due 11/15/2019		(1)	4,083,440
United States Treasury Inflation Indexed Bonds	1.38%, $4,000,000 par, due 1/15/2020		(1)	4,204,264
United States Treasury Note/Bond	3.63%, $4,000,000 par, due 2/15/2020		(1)	4,151,240
United States Treasury Note/Bond	3.5%, $4,000,000 par, due 5/15/2020		(1)	4,097,520
United States Treasury Note/Bond	1.13%, $4,150,000 par, due 6/15/2013		(1)	4,184,030
United States Treasury Note/Bond	2.5%, $4,225,000 par, due 6/30/2017		(1)	4,209,156
United States Treasury Inflation Indexed Bonds	1.25%, $550,000 par, due 7/15/2020		(1)	564,765
United States Treasury Note/Bond	2.63%, $1,000,000 par, due 8/15/2020		(1)	948,050
United States Treasury Note/Bond	1.88%, $3,250,000 par, due 8/31/2017		(1)	3,102,483
United States Treasury Note/Bond	2.63%, $3,650,000 par, due 11/15/2020		(1)	3,442,972
University of North Carolina at Charlotte	5.14%, $1,025,000 par, due 4/1/2013		(1)	1,103,146
Valspar Corp	5.1%, $400,000 par, due 8/1/2015		(1)	425,408
Valspar Corp	5.63%, $160,000 par, due 5/1/2012		(1)	167,954
Verizon Communications Inc	8.75%, $500,000 par, due 11/1/2018		(1)	652,910
Verizon Global Funding Corp	6.88%, $500,000 par, due 6/15/2012		(1)	541,880
Cellco Partnership / Verizon Wireless Capital LLC	8.5%, $250,000 par, due 11/15/2018		(1)	327,138

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of investment, including
		maturity date, rate of interest,
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	Units/shares	Cost	Current value
	Vornado Realty LP	4.25%, $1,000,000 par, due 4/1/2015		(1)	1,009,500
	WaMu Mortgage Pass Through Certificates	0.49%, $188,064 par, due 4/25/2045		(1)	157,478
	Wachovia Bank Commercial Mortgage Trust	5.24%, $114,034 par, due 7/15/2042		(1)	114,182
	Wachovia Corp	5.5%, $275,000 par, due 5/1/2013		(1)	299,255
	Wachovia Asset Securitization Inc	0.39%, $203,107 par, due 7/25/2037		(1)	141,512
	WaMu Mortgage Pass Through Certificates	0.58%, $335,530 par, due 1/25/2045		(1)	281,697
	Weingarten Realty Investors	7%, $350,000 par, due 7/15/2011		(1)	360,052
	Whiteside & Lee Counties Comm Unit School Dist No 5	4.4%, $700,000 par, due 2/1/2012		(1)	705,803
	Wisconsin Electric Power Co	6.25%, $850,000 par, due 12/1/2015		(1)	992,809
	Wisconsin Housing & Economic Development Authority	5.81%, $740,000 par, due 3/1/2037		(1)	753,816
	Wisconsin Housing & Economic Development Authority	5.53%, $430,000 par, due 3/1/2038		(1)	426,603
	Yale University	2.9%, $1,250,000 par, due 10/15/2014		(1)	1,289,288
	Nordic Investment Bank	3.5%, $1,250,000 par, due 9/11/2013		(1)	1,326,981
	Wells Fargo Short Term Investment Fund G	0.31%		(1)	12,039,646

					437,737,487

		Accrued income receivable			3,289,447
		Variation margin receivable			40,781
		Payable for investment securities purchased on a forward commitment basis			(6,601,878)
		Deposits with brokers for futures transactions (i)			144,000
		Cash			1,377
		Receivables for investment securities sold			319,907

		Total securities			434,931,121

	Metropolitan Life Ins. Co., 3.37%			(1)	225,642,388
	Metropolitan Life Ins. Co., 3.60%			(1)	228,647,143

	Aggregate value of underlying fixed income portfolio				454,289,531

	Total underlying securities of security-backed contracts at fair value				3,046,080,450

	Total accrued income receivable				9,828,767
	Deposits with brokers for futures transactions				286,500
	Variation margin payable				(6,094)
	Receivable for investment securities sold				7,235,907
	Receivable for investment payments due				935,012
	Payable for investment securities purchased on a forward commitment basis				(24,426,025)
	Cash				8,235
	Wrapper contract fee payable				(974,198)
	Accrued interest receivable on short-term investment fund				90,235
	Payables for investment securities purchased				(6,951,000)
	Wrapper Contracts at Fair Value				6,410,439
	Pending Trades				259,797

	Total security-backed contracts				3,038,778,025

	Adjustment from fair value to contract value for fully benefit investment contract				(89,137,006)

	Total security-back contracts at contract value				2,949,641,019

	Collective Investment Fund
	Wells Fargo Short-term Investment Fund G,	0.31%	324,662,123	(1)	324,662,123
	Wells Fargo Stable Return Fund G	2.88%	4,131,460	(1)	201,942,435
	Adjustment from fair value to contract value for fully benefit investment contract				(4,347,097)

	Stable Return Fund at contract value				522,257,461

	Total Stable Value Fund				3,581,272,845

*	Wells Fargo – ESOP
	Wells Fargo & Co. common stock allocated	Common stock fund	164,546,699	(1)	5,099,302,202
	Wells Fargo & Co. common stock unallocated	Common stock fund	25	649	775
	Wells Fargo ESOP – Unallocated	Convertible preferred stock	764,581	820,494,778	898,467,068
	Short-term investments	Money Market Fund	91,483,711	(1)	91,483,712

	Total Wells Fargo – ESOP				6,089,253,757

*	Wells Fargo – Non-ESOP
	Wells Fargo & Co. common stock	Common stock fund	7,163,857	(1)	222,007,928
	Short-term investments	Money market fund	6,823,540	(1)	6,823,540

	Total Wells Fargo – Non-ESOP				228,831,468

					$21,847,911,171

#	Security in default
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

WELLS FARGO & COMPANY 401(K) PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year ended December 31, 2010

Description of
asset (include)
Identity of	interest rate and				Expense		Current value	Net
party	maturity in case of	Purchase	Selling	Lease	incurred with	Cost	of asset on	gain or
involved	a loan)	price	price	rental	transaction	of asset	transaction date	(loss)
Wells Fargo & Company	2010 ESOP Cumulative Convertible Preferred Stock	$1,080,000,000	—	—	—	—	1,080,000,000	—
See accompanying report of independent registered public accounting firm.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo & Company, the Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
WELLS FARGO & COMPANY 401(k) PLAN
By: Wells Fargo & Company, as Plan Administrator

/s/ Hope Hardison
Hope Hardison
Executive Vice President and Director of Human Resources Wells Fargo & Company
June 14, 2011

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith